EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

NTN BUZZTIME, INC.

a Delaware corporation;

BIT MERGER SUB, INC.

a Delaware corporation; and

BROOKLYN IMMUNOTHERAPEUTICS LLC

a Delaware limited liability company

Dated as of August 12, 2020

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3.3	Authority; Binding Nature of Agreement	26
3.4	Vote Required	26
3.5	Non-Contravention; Consents	26
3.6	Capitalization	27
3.7	SEC Filings; Financial Statements	28
3.8	Absence of Changes	30
3.9	Absence of Undisclosed Liabilities	30
3.10	Title to Assets	30
3.11	Real Property; Leasehold	30
3.12	Intellectual Property	31
3.13	Agreements, Contracts and Commitments	34
3.14	Compliance; Permits	36
3.15	Legal Proceedings; Orders	36
3.16	Tax Matters	37
3.17	Employee and Labor Matters; Benefit Plans	39
3.18	Environmental Matters	42
3.19	Insurance	42
3.20	No Financial Advisors	42
3.21	Transactions with Affiliates	43
3.22	Valid Issuance	43
3.23	Opinion of Financial Advisor	43
3.24	Anti-Bribery	43
3.25	Disclaimer of Other Representations or Warranties	43

Section 4 CERTAIN COVENANTS OF THE PARTIES		43

4.1	Operation of Parent’s Business	43
4.2	Operation of the Company’s Business	46
4.3	Access and Investigation	48
4.4	Parent Non-Solicitation	49
4.5	Company Non-Solicitation	50
4.6	Notification of Certain Matters	51

Section 5 ADDITIONAL AGREEMENTS OF THE PARTIES		52

5.1	Registration Statement; Proxy Statement	52
5.2	Company Member Written Consent	53
5.3	Parent Stockholders’ Meeting	54
5.4	Regulatory Approvals	56
5.5	Employee Benefits; Post-Closing Parent Employees	56
5.6	Indemnification of Officers and Directors	57
5.7	Additional Agreements	59
5.8	Disclosure	59
5.9	Listing	59
5.10	Tax Matters	60
5.11	Directors and Officers	60

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5.12	Section 16 Matters	61
5.13	Legends	61
5.14	Cooperation	61
5.15	Allocation Certificate	61
5.16	Additional Company Financial Statements	61
5.17	Takeover Statutes	62
5.18	Calculation of Net Cash	62
5.19	Parent Lease Obligations	63
5.20	Termination of Investor Agreements	63
5.21	Parent Payoff Letters and Releases	63

Section 6 CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY		63

6.1	Effectiveness of Registration Statement	63
6.2	No Restraints	64
6.3	Stockholder/Member Approval	64
6.4	Listing	64
6.5	Parent Net Cash Determination	64

Section 7 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		64

7.1	Accuracy of Representations	64
7.2	Performance of Covenants	65
7.3	Documents	65
7.4	Tax Certificate	65
7.5	No Company Material Adverse Effect	65
7.6	Funding Condition	65
7.7	Termination of Investor Agreements	65

Section 8 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY		66

8.1	Accuracy of Representations	66
8.2	Performance of Covenants	66
8.3	Documents	66
8.4	No Parent Material Adverse Effect	66
8.5	Parent Net Cash	67

Section 9 TERMINATION		67

9.1	Termination	67
9.2	Effect of Termination	69
9.3	Expenses; Termination Fees	69

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Section 10 MISCELLANEOUS PROVISIONS		71

10.1	Non-Survival of Representations and Warranties	71
10.2	Amendment	71
10.3	Waiver	71
10.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	72
10.5	Applicable Law; Jurisdiction	72
10.6	Attorneys’ Fees	72
10.7	Assignability	72
10.8	Notices	73
10.9	Cooperation	74
10.10	Severability	74
10.11	Other Remedies; Specific Performance	74
10.12	No Third Party Beneficiaries	75
10.13	Construction	75

Exhibit A	Definitions
Exhibit B-1	Parent Stockholder Support Agreement
Exhibit B-2	Company Member Support Agreement
Exhibit C	Allocation of Merger Consideration to Company Members
Exhibit D	Stock Registration Form
Exhibit E	Form of Parent’s 2020 Stock Incentive Plan
Exhibit F	Adjustments to Parent Initial Percentage

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of August 12, 2020, by and among NTN BUZZTIME, INC., a Delaware corporation (“Parent”), BIT MERGER SUB, INC., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and BROOKLYN IMMUNOTHERAPEUTICS LLC, a Delaware limited liability company (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement, the DGCL, and the DLLCA. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B. The Parties intend that the Merger constitute a transaction described in Section 351(a) of the Code.

C. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the issuance of shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement.

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Managers have (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its members, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the beneficial holders of Class A Units (the “Class A Beneficial Holders”) of the Company (who currently own their interests in the Company through either Brooklyn Immunotherapeutics Investors LP, a Delaware limited partnership (“BIILP”), which owns of record all of the Class A Units of the Company, or Brooklyn Immunotherapeutics Investors GP LLC, a Delaware limited liability company (“BIIGP”) and the general partner of BIILP), approve, and vote their beneficial interests in the Class A Units in favor of, the Contemplated Transactions, and (iv) determined to recommend, upon the approval of the Class A Beneficial Holders and subject to terms and subject to the conditions set forth in this Agreement, that BIILP, in its capacity as the record holder of the Company’s outstanding Class A Units, approve the Contemplated Transactions and exercise its right under the Company Operating Agreement to cause the Company to effect the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Parent (solely in their capacity as actual or potential stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-1 (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein and herein, agreed to vote all of their shares of Parent Common Stock in favor of the approval of the Contemplated Transactions and against any competing proposals.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Parent’s willingness to enter into this Agreement, the officers and the Company Managers (solely in their capacity as Class A Beneficial Holders) are executing support agreements in favor of the Parent in substantially the form attached hereto as Exhibit B-2 (the “Company Member Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein and herein, agreed to enter into a written consent to vote all of their beneficially owned Class A Units in favor of the approval of the Contemplated Transactions and against any competing proposals (the “Company Member Written Consent”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1 DESCRIPTION OF TRANSACTION

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall cease. The Company will continue as the surviving limited liability company in the Merger (the “Surviving Entity”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL and the DLLCA. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and the DLLCA and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Formation; Directors, Managers and Officers. At the Effective Time:

(a) the certificate of formation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Law;

(b) the limited liability company agreement of the Company as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Entity, until thereafter amended as provided by the DLLCA and such limited liability company agreement and as provided herein;

(c) the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that prior to or concurrently with the filing of the Certificate of Merger, but to be effective shortly after the close of trading on the NYSE American on the Closing Date and prior to the Effective Time, Parent shall file an amendment to its certificate of incorporation to make any such changes as are part of the Contemplated Transactions and mutually agreeable to Parent and the Company, including the Parent Reverse Stock Split at a ratio to be mutually agreed upon by Parent and the Company, and which have been approved by Parent’s stockholders (or do not require such approval); and provided, further, that prior to or concurrently with the filing of the Certificate of Merger, but to be effective promptly after the Effective Time, Parent shall file an amendment to its certificate of incorporation to effect the other changes to its certificate of incorporation that are contemplated by the Parent Stockholder Matters and approved by Parent’s stockholders;

(d) the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be designated by the Company in the manner provided in Section 5.11; and

(e) the managers and officers of the Surviving Entity, each to hold office in accordance with the limited liability company agreement of the Surviving Entity, shall be the managers and officers designated by the Company in the manner provided in Section 5.11.

1.5 Conversion of Shares and Company Equity.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any member of the Company or stockholder of Parent, all Company Equity outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of shares of Parent Common Stock equal in the aggregate to the Company Merger Shares (the “Merger Consideration”), with such Merger Consideration to be allocated among the holders of Company Equity as of immediately prior to the Effective Time pursuant to the terms of the Company Operating Agreement, as more particularly set forth in the Allocation Certificate. Exhibit C annexed hereto sets forth a summary of how the Merger Consideration will be allocated pursuant to the Company Operating Agreement; provided, however, that in the event of a conflict between Exhibit C and the Company Operating Agreement, the Company Operating Agreement shall prevail and the Allocation Certificate shall be prepared according to the terms of the Company Operating Agreement.

(b) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Equity who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon delivery by such holder of a Stock Registration Form in accordance with Section 1.7 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price.

(c) All shares of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for 100% of the membership interests of the Surviving Entity.

(d) If, between the date of this Agreement and the Effective Time, the outstanding Units or shares of Parent Common Stock shall have been changed into, or exchanged for, a different number of Units or shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange of units or shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Equity and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such dividend, subdivision, reclassification, recapitalization, split, combination or exchange of units or shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Equity or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Equity outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5 and Exhibit C and all holders of Company Equity outstanding immediately prior to the Effective Time shall cease to have any rights as equity holders or members of the Company; and (b) the transfer books of the Company shall be closed with respect to all Company Equity outstanding immediately prior to the Effective Time. No further transfer of any such Company Equity shall be made on such transfer books after the Effective Time. If, after the Effective Time, a valid certificate (if any) previously representing any Company Equity outstanding immediately prior to the Effective Time is presented to the Surviving Entity, such certificate shall be canceled and shall be exchanged as provided in Section 1.5 and Exhibit C.

1.7 Issuance of Merger Consideration.

(a) Promptly after the Effective Time, the Parties shall cause the holders of all Company Equity outstanding immediately prior to the Effective Time to deliver to Parent a duly completed and executed Stock Registration Form and IRS Form W-9 (or the appropriate IRS Form W-8). Upon delivery to Parent of the foregoing and such other documents as may reasonably be requested by Parent, the holder of such Company Equity shall be entitled to a stock certificate representing the shares of Parent Common Stock that such holder is entitled to receive in the Merger in accordance with the Allocation Certificate, and cash in lieu of any fractional share of Parent Common Stock in accordance with Section 1.5, and until such documents are delivered, each Unit shall be deemed, from and after the Effective Time, to represent only the right to receive, upon exchange as contemplated by this Section 1.7, the shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock) to which the holder of the Unit is entitled to receive in the Merger.

(b) No Party shall be liable to any holder of any Company Equity or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Law.

1.8 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Entity to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Entity with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Entity shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Entity and otherwise) to take such action.

1.9 Withholding. The Parties shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as such Party is required to deduct and withhold under the Code or any other Law with respect to the making of such payment and shall be entitled to request any reasonably appropriate Tax forms, including an IRS Form W-9 or the appropriate IRS Form W-8, as applicable, from any recipient of payments hereunder. The payor shall provide commercially reasonable notice to the payee upon becoming aware of any such withholding obligation, and the Parties shall cooperate with each other to the extent reasonable to obtain reduction of or relief from such withholding. To the extent that amounts are so deducted and withheld and paid to the appropriate Person, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

1.10 Tax Consequences. For United States federal income tax purposes, the Merger is intended to be a tax-deferred transaction as described in Section 351(a) of the Code.

Section 2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(i), except as set forth in the disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

2.1 Due Organization; Subsidiaries.

(a) The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b) The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not result in a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, and does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity.

2.2 Organizational Documents. All of the Organizational Documents of the Company in effect as of the date of this Agreement are listed in Section 2.2 of the Company Disclosure Schedule, and the Company has made available to Parent accurate and complete copies of all such Organizational Documents. The Company is not in material breach or violation of any of its Organizational Documents.

2.3 Authority; Binding Nature of Agreement. The Company has all necessary power and authority as a limited liability company to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. Each of the Company Managers as of the date hereof is identified in Section 2.3 of the Company Disclosure Schedule. The Company Managers have (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its members, (b) approved and declared advisable this Agreement and the Contemplated Transactions, (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Class A Beneficial Holders approve, and vote their beneficial interests in the Class A Units in favor of, the Contemplated Transactions, and (d) determined to recommend, upon the approval of the Class A Beneficial Holders of the Contemplated Transactions and upon the terms and subject to the conditions set forth in this Agreement, that BILLP, in its capacity as the record holder of the Company’s outstanding Class A Units, approve the Contemplated Transactions and exercise its right under the Company Operating Agreement to cause the Company to effect the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.4 Vote Required. The affirmative vote (or written consent) of (a) a majority of the Company Managers and (b) Class A Beneficial Holders beneficially holding a majority of the Class A Units of the Company (the “Required Company Member Vote”) are the only votes (or written consents) necessary under applicable Law and the Company’s Organizational Documents to adopt and approve this Agreement and approve the Contemplated Transactions. No member of the Company or any holder of Company Equity is entitled to exercise appraisal rights with respect to its Company Equity or membership interest in the Company pursuant to any Contract or otherwise.

2.5 Non-Contravention; Consents. Subject to obtaining the Required Company Member Vote and the filing of the Certificate of Merger required by the DGCL and the DLLCA, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not result in a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not result in a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material violation, breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Member Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, the Company is not nor will it be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not made, given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.

2.6 Capitalization.

(a) The authorized Units are set forth in Section 2.6(a) of the Company Disclosure Schedule, which sets forth the number, class, and holder of all Units outstanding as of the date of this Agreement.

(b) All of the outstanding Units (i) are represented by book-entry set forth in a register maintained by the Company Managers and (ii) have been validly issued and are free from any Encumbrance. None of the Units is, or has ever been, represented by a certificate or other physical instrument. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Equity. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Equity.

(c) Except as set forth in Section 2.6(c) of the Company Disclosure Schedule, the Company does not have any equity option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person (a “Company Plan”).

(d) Except as set forth on Section 2.6(d) of the Company Disclosure Schedule, there are no: (i) outstanding Unit Equivalents, subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Units or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for Units or any other securities of the Company; (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Units or any other securities of the Company; or (iv) outstanding or authorized equity appreciation, phantom equity, profit participation or other similar rights with respect to the Company.

(e) All outstanding Units have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, (ii) all requirements set forth in applicable Contracts, and (iii) the Company’s Organizational Documents.

2.7 Financial Statements.

(a) The Company has made available to Parent true and complete copies of the Company’s audited balance sheets at December 31, 2019 and 2018, together with the Company’s audited statements of operations, changes in stockholders’ deficiency and members’ equity, and cash flows for the year ended December 31, 2019 and for the period from November 6, 2018 through December 31, 2018 (successor period) and the period from January 1, 2018 through November 5, 2018 (predecessor period), and the notes thereto (collectively, the “Company Financial Statements”). The Company Financial Statements were prepared in accordance with GAAP and fairly present, in all material respects, the financial position and operating results of the Company and the Company Predecessor as of the dates and for the periods indicated therein.

(b) The Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability of the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has made available to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act) effected by the Company or the Company Predecessor since January 1, 2018.

(d) Since January 1, 2018, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, president, chief financial officer or general counsel of the Company Predecessor or the Company, the Company Managers or any committee thereof. Since January 1, 2018, neither the Company Predecessor, the Company, nor its independent auditors has identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company Predecessor, the Company, the Company Managers, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

2.8 Absence of Changes. Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the Company Balance Sheet Date and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9 Absence of Undisclosed Liabilities. The Company does not have any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company since the Company Balance Sheet Date in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of the Company under Company Contracts (other than for breach thereof); (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company; and (f) Liabilities listed in Section 2.9 of the Company Disclosure Schedule.

2.10 Title to Assets. The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company Balance Sheet; and (b) all other assets reflected in the books and records of the Company as being owned by the Company. All such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11 Real Property; Leasehold. The Company does not own nor has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. The Company has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

2.12 Intellectual Property.

(a) The Company owns, or has the legal and valid right to use, as currently being used by the Company, all Company IP Rights, and with respect to Company IP Rights that are owned by the Company, has the right to bring actions for the infringement of such Company IP Rights, in each case except subject to the terms of the license agreements set forth on Section 2.12(c) of the Company Disclosure Schedule for any failure to own, have such rights to use, or have such rights to bring actions for infringement.

(b) Section 2.12(b) of the Company Disclosure Schedule sets forth an accurate, true and complete listing of (i) all Company IP Rights that are owned by the Company that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing, (ii) to the Knowledge of the Company, all Company IP Rights that are exclusively licensed to the Company that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and (iii) all applications for any of the foregoing, and specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration. To the Knowledge of the Company, each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline.

(c) Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all material Company Contracts pursuant to which Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to the Company are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 2.12(c) and in Section 2.12(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.

(d) Section 2.12(d) of the Company Disclosure Schedule accurately identifies each material Company Contract pursuant to which the Company has granted any license under, or any right (whether or not currently exercisable) or interest in, any Company IP Rights to any Person (other than any Company IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide services for the Company’s benefit).

(e) Except as set forth in Section 2.12(e) of the Company Disclosure Schedule, the Company is not bound by, and no Company IP Rights are subject to, any Company Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of the Company to use, exploit, assert, enforce, sell, transfer or dispose of any such Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

(f) Except as identified in Section 2.12(f) of the Company Disclosure Schedule, the Company is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company or one of its Subsidiaries, as identified in Section 2.12(c) of the Company Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Company solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Company IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company and confidentiality provisions protecting confidential information of the Company and the Company has no reason to believe that any such Person is unwilling to provide the Company with cooperation as may be reasonably required to complete or prosecute all Company IP Rights.

(ii) Except as identified in Section 2.12(f)(ii) of the Company Disclosure Schedule, no current or former member, officer, director, or employee of the Company has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting Trade Secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iii) Except as identified in Section 2.12(f)(iii) of the Company Disclosure Schedule, no Company IP Rights were developed, in whole or in part (A) pursuant to or in connection with the development of any professional, technical or industry standard, (B) under contract with or using the resources of any Governmental Body, academic institution or other entity that would subject any Company IP Rights to the rights of any Governmental Body, academic institution or other entity or (C) under any grants or other funding arrangements with third parties.

(iv) The Company has taken all commercially reasonable and appropriate steps to protect and maintain the Company IP Rights, including to preserve the confidentiality of all proprietary information that the Company holds, or purports to hold, as a material Trade Secret. Any disclosure by the Company of Trade Secrets to any third party has been pursuant to the terms of a written agreement with such Person or is otherwise lawful. Company has implemented and maintained a reasonable security plan consistent with industry practices of companies offering similar products or services. The Company has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information in Company’s possession, custody or control.

(v) The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights owned or purported to be owned by or exclusively licensed to the Company to any other Person. As of the date of this Agreement, except as set forth in Section 2.12(f)(v) of the Company Disclosure Schedule, the Company has not sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Company IP Rights to any third party, and there exists no obligation by the Company to assign or otherwise transfer any of the Company IP Rights to any third party.

(vi) To the Knowledge of the Company, (i) the Company IP Rights are valid and enforceable and (ii) constitute all Intellectual Property necessary for the Company to conduct its business as currently conducted and planned to be conducted. Company has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Company IP Rights that would constitute fraud with respect to such application.

(g) To the Knowledge of the Company, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company does not violate any license or agreement between the Company or its Subsidiaries and any third party, and does not infringe or misappropriate any Intellectual Property right of any third party. Company has not been sued in any action, suit or proceeding, or received any written communications alleging that any Company IP Rights or product or past activity has violated or would violate any Intellectual Property Rights of any third party and to the Company’s knowledge a valid claim for such action, suit or proceeding does not exist. No Company IP Rights are subject to any proceeding, order, judgment, settlement agreement, stipulation or right that restricts in any manner the use, transfer, or licensing thereof by the Company, or which may affect the validity, use or enforceability of any Company IP Rights

(h) To the Knowledge of the Company, no third party is infringing upon any Company IP Rights or violating any license or agreement between the Company and such third party, and the Company have not sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to any Company IP Rights.

(i) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights or products or technologies, nor has the Company received any written notice asserting or suggesting that any such Company IP Rights, or the Company’s right to use, sell, license or dispose of any such Company IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(j) Except as set forth in the Contracts listed on Section 2.12(j) of the Company Disclosure Schedule and except for Company Contracts entered into in the Ordinary Course of Business, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would reasonably be expected to be material to the Company or its business, and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

2.13 Agreements, Contracts and Commitments.

(a) Section 2.13(a) of the Company Disclosure Schedule identifies the following Company Contracts in effect as of the date of this Agreement: (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Entity to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(iii) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(v) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(vi) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(vii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii) each Company Real Estate Lease;

(ix) each Company Contract with any Governmental Body;

(x) each Company IP Rights Agreement required to be listed in Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule;

(xi) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company;

(xii) each Company Contract relating to any retention, change in control or transaction bonus or severance or other termination obligation to any Company Associate;

(xiii) each Company Contract relating to any agreement or plan, including any Benefit Plans, any benefits of which will be increased, or the vesting or payment of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(xiv) each Company Contract requiring payments by the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms with any Company Associate, other than any such Company Contract that is terminable “at will” or upon not less than 60 days’ notice without any obligation on the part of the Company to make any severance, termination, change in control or similar payment or to provide any benefit; or

(xv) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement of more than $50,000 in the aggregate, or obligations after the date of this Agreement of more than $50,000 in the aggregate, or (B) that is material to the business or operations of the Company.

The Company has made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any Person to cancel or terminate any such Company Material Contract, or would permit any Person to seek damages which would result in a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract, to terminate or change any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14 Compliance; Permits; Restrictions.

(a) The Company is, and since January 1, 2018 has been, and the Company Predecessor was, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act, as amended (“FDCA”), the United States Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be a Company Material Adverse Effect. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company holds all required Governmental Authorizations which are material to the operation of the business of the Company as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Entity or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or the Company Predecessor of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other Law administered or promulgated by any Drug Regulatory Agency.

(d) The Company holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary or material to the conduct of the business of the Company as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (collectively, the “Company Products”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner. The Company is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or other written communication, or to the Knowledge of the Company, any other communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. Except for the information and files identified in Section 2.14(d) of the Company Disclosure Schedule, the Company has made available to Parent all information requested by Parent in the Company’s possession or control relating to the Company Products and the development, clinical testing, manufacturing, importation and exportation of the Company Products, including complete copies of the following (to the extent there are any): (x) copies of all investigational new drug applications (INDs) submitted to the FDA, and all supplements to and amendments of such INDs; new drug applications, other marketing applications and all supplements to and amendments of such applications; adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings, letters and other material written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. To the Knowledge of the Company, there are no facts, conditions or events that would be reasonably likely to result in any warning, untitled or notice of violation letter or Form FDA-483 from the FDA. To the Knowledge of the Company, there are no studies, tests or trials the results of which the Company believes reasonably call into question (i) the study, test or trial results of any Company Products, (ii) the efficacy or safety of any Company Products or (iii) any of the Company’s or the Company’s Predecessor’s filings with any Governmental Body.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or the Company’s Predecessor, or in which the Company or its current products or product candidates, including the Company Products, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial currently being conducted by or on behalf of the Company has been terminated or is currently suspended for safety or non-compliance reasons. Neither the Company Predecessor nor the Company has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Knowledge of the Company, threatening to initiate, the termination or suspension of any clinical studies currently being conducted by or on behalf of, or sponsored by, the Company or, in which the Company Predecessor or the Company or its current products or product candidates, including the Company Products, have participated. The Company has not received any notices, correspondence, or other communications regarding any clinical studies that have been conducted by or on behalf of, or sponsored by, the Company or the Company Predecessor or in which the Company, the Company Predecessor or the Company Products have participated that are anticipated to result in any material liability to Company or have a Company Material Adverse Effect.

(f) The Company is not the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or the Company Products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor the Company Predecessor has committed any acts, made any statement, or failed to make any statement, in each case in respect of the Company’s business or Company Products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, the Company Predecessor, or any of their respective officers, managers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of the Company, threatened against the Company or any of its officers, managers, employees or agents.

(g) The Company and the Company Predecessor have complied in all material respects with the ICH E9 Guidance for Industry: Statistical Principles for Clinical Trials to the extent applicable to the development of the Company Products.

2.15 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no Legal Proceeding pending or threatened in writing and, to the Knowledge of the Company, no Person has otherwise threatened to commence any Legal Proceeding: (i) that involves (A) the Company, (B) the Company Predecessor, (C) any Company Associate (in his or her capacity as such) or (D) any of the material assets owned or used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of the Company, no event has occurred or is occurring, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise or serve as a basis for the commencement of any Legal Proceeding of the type described in the foregoing clauses (i) and (ii) of this section.

(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since January 1, 2018, there has been no Legal Proceeding pending against the Company or the Company Predecessor that has resulted in or, if adversely determined, would result in, a material liability to the Company or the Company Predecessor or a Company Material Adverse Effect.

(c) There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no manager, officer or other Key Employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such individual from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.

2.16 Tax Matters.

(a) The Company has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where the Company does not file a particular Tax Return or pay a particular Tax that the Company is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. Since the Company Balance Sheet Date, the Company has not incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that the Company is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its employees, independent contractors, members, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(e) No deficiencies for income or other material Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing, other than a deficiency that has been resolved. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company. The Company has not waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency which waiver is still in effect.

(f) The Company is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(g) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(h) The Company has never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(i) The Company has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(j) The Company has not taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(k) The Company has been treated as a partnership for United States federal income Tax purposes since its inception.

For purposes of this Section 2.16, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company, including the Company Predecessor.

2.17 Employee and Labor Matters; Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Schedule is a list of all material Benefit Plans, including, without limitation, each Benefit Plan that provides for retirement, change in control, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by the Company or any Company Affiliate for the benefit of any current or former employee, director, officer or independent contractor of the Company or under which the Company or Company Affiliate has any actual or contingent liability, including, for the avoidance of doubt, any employee benefit plan, program or policy that is sponsored or maintained by a professional employer organization that serves as a co-employer to any current or former employees of the Company or any Company Affiliate.

(b) As applicable with respect to each material Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Benefit Plan, including all amendments thereto, and in the case of an unwritten material Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, and (vii) since January 1, 2018, all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations.

(c) Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and applicable Law, including the applicable provisions of ERISA and the Code.

(d) Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter or opinion letter from the IRS to the effect that such plan is qualified under Section 401(a) of the Code and the related trust is exempt from federal income Taxes under Section 501(a) of the Code, respectively, and nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Benefit Plan or the tax exempt status of the related trust.

(e) Neither the Company nor any Company Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings involving any Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to the Company.

(g) Neither the Company nor any Company Affiliate, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Benefit Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any Benefit Plan which would subject any such Benefit Plan, the Company, any of its Subsidiaries or Company Affiliates or Parent to a material Tax, material penalty or material liability for a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than group health plan continuation coverage required under Code Section 4980B(f), Part 6 of Subtitle B of Title I of ERISA or similar state continuation coverage laws and for which the covered individual pays the full cost of coverage. Section 2.17(h) of the Company Disclosure Schedule sets forth all outstanding severance obligations to existing and previously terminated employees and service providers of the Company, listing for each individual recipient (i) name, (ii) applicable plan or agreement, (iii) description of the severance, including terms of payment and (iv) amount.

(i) Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment or benefit becoming due to any current or former employee, director, officer, or independent contractor of the Company thereof, (ii) increase any amount of compensation or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Benefit Plan or (v) limit the right to merge, amend or terminate any Benefit Plan.

(j) Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as an excess “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) The exercise price of each Company Option is not, never has been and can never be less than the fair market value of the underlying Company membership interest as of the grant date of such Company Option. Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Code Section 409A) complies and has at all times been in documentary and operational compliance with Code Section 409A and IRS regulations issued thereunder, except as would not be reasonably expected to result in material liability to the Company.

(l) No current or former employee, officer, director or independent contractor of the Company has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(m) The Company is not a party to, bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company, including through the filing of a petition for representation election.

(n) The Company is, and since January 1, 2018 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company with respect to employees of the Company, the Company, since January 1, 2018: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business).

(o) Except as would not be reasonably likely to result in a material liability to the Company, with respect to each individual who currently renders services to the Company, the Company has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. The Company does not have any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(p) There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.

(q) There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of the Company, threatened against the Company relating to labor, employment, employment practices, or terms and conditions of employment.

(r) As of the date hereof, no Key Employee has submitted his or her resignation or, to the Knowledge of the Company, intends to resign.

2.18 Environmental Matters. The Company is and since January 1, 2018 has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. The Company has not received since January 1, 2018 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. No current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company with respect to any property leased or controlled by the Company or any business operated by it.

2.19 Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2018, neither the Company nor the Company Predecessor has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

2.20 No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.21 Transactions with Affiliates.

(a) Except as described in Section 2.21(a) of the Company Disclosure Schedule, no event or transaction has occurred since January 1, 2018, and there is no currently proposed transaction, that would be required to be reported by the Company as a transaction with a related person, promoter or control person pursuant to Item 404 of Regulation S-K, if the Company were required to report such information in periodic reports pursuant to the Exchange Act.

(b) Section 2.21(b) of the Company Disclosure Schedule lists each member agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Equity, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director or manager designation rights or similar rights (collectively, the “Investor Agreements”).

2.22 Anti-Bribery. None of the Company, the Company Predecessor or any of their respective managers, directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). Neither the Company nor the Company Predecessor is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.23 Disclaimer of Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither Parent nor any of its Subsidiaries nor any other Person on behalf of Parent or its Subsidiaries makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or with respect to any other information provided or made available to the Company or any of its members or Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Parent and Merger Sub set forth in Section 3 (as qualified and limited by the Parent Disclosure Schedule)) none of the Company nor any of its Representatives or members has relied on any such information (including the accuracy or completeness thereof).

Section 3 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.13(i), except (i) as set forth in the disclosure schedule delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) or (ii) as disclosed in the Parent SEC Documents (including exhibits to such Parent SEC Documents) filed with the SEC on or after December 31, 2018 and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof, and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), and provided that in the event of any inconsistency between any disclosure in the Parent Disclosure Schedule and in the Parent SEC Documents, the inconsistent disclosure in the Parent SEC Documents shall be ignored (it being understood that the omission of a disclosure in the Parent Disclosure Schedule shall not be deemed to be an inconsistency), Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b) Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not result in a Parent Material Adverse Effect.

(c) Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not result in a Parent Material Adverse Effect.

3.2 Organizational Documents. Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents in effect as of the date of this Agreement. Neither Parent nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.3 Authority; Binding Nature of Agreement

. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Charter Proposals, and the affirmative vote of a majority of the votes cast at the Parent Stockholders’ Meeting, assuming a quorum is present, is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve all other Parent Stockholder Matters (the “Required Parent Stockholder Vote”).

3.5 Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote, the filing of the Certificate of Merger required by the DGCL and the DLLCA, and the approval by the NYSE of the NYSE Listing Application before the Effective Time, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject, except, in each case, as would not individually or in the aggregate, result in a Parent Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, except as would not individually or in the aggregate, result in a Parent Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material violation, breach, default, penalty or modification; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Parent (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 3.5 of the Parent Disclosure Schedule under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, (iv) the approval by the NYSE of the NYSE Listing Application before the Effective Time and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not made, given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6 Capitalization.

(a) The authorized capital stock of Parent consists of 15,000,000 shares of Parent Common Stock, par value $0.005 per share, of which 2,948,814 shares have been issued and were outstanding as of August 5, 2020 (the “Capitalization Date”) and 1,000,000 shares of preferred stock, par value $0.005 per share, of which 156,112 shares (the “Preferred Shares”) have been issued and were outstanding as of the Capitalization Date, and which such issued and outstanding shares are convertible into a total of 11,900 shares of Parent Common Stock as of the Capitalization Date. Parent holds 10,000 shares of its capital stock in its treasury as of the Capitalization Date.

(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

(c) Except for the NTN Buzztime, Inc. Amended 2010 Performance Incentive Plan, the NTN Buzztime, Inc. 2014 Inducement Plan, and the NTN Buzztime, Inc. 2019 Performance Incentive Plan (collectively, the “Parent Stock Plans”) and except as described in Section 3.6(c) of the Parent Disclosure Schedule, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Capitalization Date, 11,900 shares of Parent Common Stock are reserved for issuance upon conversion of outstanding Preferred Shares, 26,540 shares of Parent Common Stock are reserved for issuance upon exercise of outstanding Parent Options, and 114,403 shares of Parent Common Stock are reserved for issuance upon the settlement of outstanding Parent RSUs.

(d) Except for the Preferred Shares, Parent Options and Parent RSUs outstanding as of the date of this Agreement and except as set forth on Section 3.6(d) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.

(e) All outstanding shares of Parent Common Stock, Parent Options, Parent RSUs and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

3.7 SEC Filings; Financial Statements.

(a) Parent has made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2019 (the “Parent SEC Documents”), other than such statements, reports, schedules, forms and documents that can be obtained on the SEC’s website at www.sec.gov. All material registration statements, proxy statements, reports, schedules, forms and other documents required to have been filed by Parent or, to the knowledge of Parent, its officers with the SEC since January 1, 2019 have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, supplied or otherwise made available to the SEC. Parent is not currently and, to the Knowledge of Parent, has never been an issuer identified in Rule 144(i) of the Securities Act.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments none of which are reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent and its Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s or its Subsidiaries’ accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c) Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of the NYSE American and has not received any written notice that it is not in compliance with all current listing and governance rules and regulations of NYSE American.

(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of December 31, 2019, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(e) Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods specified in the SEC’s rules and forms, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Parent Disclosure Schedule, between the Parent Balance Sheet Date and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. As of the date hereof, Parent does not have any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent since the Parent Balance Sheet Date in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of Parent under Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent; and (f) Liabilities listed in Section 3.9 of the Parent Disclosure Schedule.

3.10 Title to Assets. Parent owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to Parent or its business, including: (a) all assets reflected on the Parent Balance Sheet; and (b) all other assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Parent does not own any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent, and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. Parent’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Parent has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. Parent has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

3.12 Intellectual Property.

(a) Parent owns, or has the legal and valid right to use, as currently being used by Parent, all Parent IP Rights, and with respect to Parent IP Rights that are owned by Parent, has the right to bring actions for the infringement of such Parent IP Rights, in each case except subject to the terms of the license agreements set forth on Section 3.12(c) of the Parent Disclosure Schedule for any failure to own, have such rights to use, or have such rights to bring actions for infringement.

(b) Section 3.12(b) of the Parent Disclosure Schedule sets forth an accurate, true and complete listing of (i) all Parent IP Rights that are owned by Parent that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing, (ii) to the Knowledge of Parent, all Parent IP Rights that are exclusively licensed to Parent that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and (iii) all applications for any of the foregoing, and specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration. To the Knowledge of Parent, each item of Parent IP Rights that is Parent Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Parent Registered IP in full force and effect have been made by the applicable deadline.

(c) Section 3.12(c) of Parent Disclosure Schedule accurately identifies (i) all material Parent Contracts pursuant to which Parent IP Rights are licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent’s products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to Parent are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 3.12(c) and in Section 3.12(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.

(d) Section 3.12(d) of the Parent Disclosure Schedule accurately identifies each material Parent Contract pursuant to which Parent has granted any license under, or any right (whether or not currently exercisable) or interest in, any Parent IP Rights to any Person (other than any Parent IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide services for Parent’s benefit).

(e) Except as set forth in Section 3.12(e) of the Parent Disclosure Schedule, Parent is not bound by, and no Parent IP Rights are subject to, any Parent Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of Parent to use, exploit, assert, enforce, sell, transfer or dispose of any such Parent IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of Parent as currently conducted or planned to be conducted.

(f) Except as identified in Section 3.12(f) of the Parent Disclosure Schedule, Parent is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Parent IP Rights (other than (i) Parent IP Rights exclusively and non-exclusively licensed to Parent or one of its Subsidiaries, as identified in Section 3.12(c) of the Parent Disclosure Schedule, (ii) any non-customized software that (A) is licensed to Parent solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent’s or any of its Subsidiaries’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) Each Person who is or was an employee or contractor of Parent and who is or was involved in the creation or development of any Parent IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to Parent and confidentiality provisions protecting confidential information of Parent and Parent has no reason to believe that any such Person is unwilling to provide Parent with cooperation as may reasonably be required to complete or prosecute all Parent IP Rights.

(ii) No current or former member, officer, director, or employee of Parent has any claim, right (whether or not currently exercisable), or interest to or in any Parent IP Rights purported to be owned by Parent. To the Knowledge of Parent, no employee of Parent is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or (b) in breach of any Contract with any former employer or other Person concerning Parent IP Rights purported to be owned by Parent or confidentiality provisions protecting Trade Secrets and confidential information comprising Parent IP Rights purported to be owned by Parent.

(iii) Except as identified in Section 3.12(f)(iii) of the Parent Disclosure Schedule, no Parent IP Rights were developed, in whole or in part (A) pursuant to or in connection with the development of any professional, technical or industry standard, (B) under contract with or using the resources of any Governmental Body, academic institution or other entity that would subject any Parent IP Rights to the rights of any Governmental Body, academic institution or other entity or (C) under any grants or other funding arrangements with third parties.

(iv) Parent has taken all commercially reasonable and appropriate steps to protect and maintain the Parent IP Rights, including to preserve the confidentiality of all proprietary information that Parent holds, or purports to hold, as a material Trade Secret. Any disclosure by Parent of Trade Secrets to any third party has been pursuant to the terms of a written agreement with such Person or is otherwise lawful. Parent has implemented and maintained a reasonable security plan consistent with industry practices of companies offering similar products or services. Parent has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information in Parent’s possession, custody or control

(v) Parent has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Parent IP Rights owned or purported to be owned by or exclusively licensed to Parent to any other Person. As of the date of this Agreement, except as set forth in Section 3.12(f)(v) of the Parent Disclosure Schedule, Parent has not sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Parent IP Rights to any third party, and there exists no obligation by Parent to assign or otherwise transfer any of the Parent IP Rights to any third party.

(vi) To the Knowledge of Parent, (i) the Parent IP Rights are valid and enforceable and (ii) constitute all Intellectual Property necessary for Parent to conduct its business as currently conducted and planned to be conducted. Parent has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Parent IP Rights that would constitute fraud with respect to such application.

(g) To the Knowledge of Parent, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Parent does not violate any license or agreement between Parent or its Subsidiaries and any third party, and does not infringe or misappropriate any Intellectual Property right of any third party. Parent has not been sued in any action, suit or proceeding, or received any written communications alleging that any Parent IP Rights or product or past activity has violated or would violate any Intellectual Property Rights of any third party and to the Knowledge of Parent a valid claim for such action, suit or proceeding does not exist. No Parent IP Rights are subject to any proceeding, order, judgment, settlement agreement, stipulation or right that restricts in any manner the use, transfer, or licensing thereof by Parent, or which may affect the validity, use or enforceability of any such Parent IP Rights.

(h) To the Knowledge of Parent, no third party is infringing upon any Parent IP Rights or violating any license or agreement between Parent and such third party, and Parent have not sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to any Parent IP Rights

(i) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Parent IP Rights or products or technologies, nor has Parent received any written notice asserting or suggesting that any such Parent IP Rights, or Parent’s right to use, sell, license or dispose of any such Parent IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(j) Except as set forth in the Contracts listed on Section 3.12(j) of the Parent Disclosure Schedule and except for Parent Contracts entered into in the Ordinary Course of Business, (i) Parent is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would reasonably be expected to be material to Parent or its business, and (ii) Parent has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

3.13 Agreements, Contracts and Commitments.

(a) To the extent not listed in the exhibit index to the Parent SEC Documents filed with SEC since January 1, 2019, Section 3.13(a) of the Parent Disclosure Schedule lists the following Parent Contracts in effect as of the date of this Agreement (other than any Parent Benefit Plan) (collectively, the “Parent Material Contracts”):

(i) each material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii) each Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(iii) each Contract containing (A) any covenant limiting the freedom of Parent to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement applicable to Parent, (C) any exclusivity provision applicable to Parent, or (D) any non-solicitation provision applicable to Parent;

(iv) each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $10,000 pursuant to its express terms and not cancelable without penalty;

(v) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(vi) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(vii) each Contract requiring payment by or to Parent after the date of this Agreement in excess of $50,000 on an annual basis pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Parent or any Contract to sell, distribute or commercialize any products or service of Parent, in each case, except for Contracts entered into in the Ordinary Course of Business;

(viii) each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions;

(ix) each Parent Real Estate Lease;

(x) each Contract with any Governmental Body;

(xi) each Parent IP Agreement;

(xii) each Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent; or

(xiii) any other Contract that is not terminable at will or upon not less than 60 days’ notice (with no penalty or payment) by Parent and (A) which involves payment or receipt by Parent after the date of this Agreement of more than $25,000 in the aggregate, or obligations after the date of this Agreement of more than $10,000 in the aggregate, or (B) that is material to the business or operations of Parent.

(b) Parent has made available to the Company accurate and complete copies of all Parent Material Contracts. There are no Parent Material Contracts that are not in written form. Parent has not, nor to Parent’s Knowledge, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would result in a Parent Material Adverse Effect. As to Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

3.14 Compliance; Permits.

(a) Parent is, and since January 1, 2017 has been, in compliance in all material respects with all applicable Laws, except for any noncompliance, either individually or in the aggregate, which would not result in a Parent Material Adverse Effect. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent. There is no agreement, judgment, injunction, order or decree binding upon Parent which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Parent holds all required Governmental Authorizations which are material to the operation of the business of Parent as currently conducted (the “Parent Permits”). Parent is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.

(c) There are no proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged material violation by Parent of any Law applicable to the operation of its business.

(d) Parent and each of its Subsidiaries holds all required Governmental Authorizations necessary or material to the conduct of the business of Parent or such Subsidiary as currently conducted, and, as applicable, the development, manufacturing, marketing and distribution of its products and services (collectively, the “Parent Products”) (collectively, the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner. Parent and each of its Subsidiaries is in compliance in all material respects with the Parent Regulatory Permits and has not received any written notice or other written communication, or to the Knowledge of Parent and each of its Subsidiaries, any other communication from any regulatory agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit.

(e) Neither Parent nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products. To the Knowledge of Parent, since January 1, 2017, neither Parent nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate any Laws applicable to its business.

3.15 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any Parent Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Parent; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 3.15(b) of the Parent Disclosure Schedule, since January 1, 2017, no Legal Proceeding has been pending against Parent that resulted in material liability to Parent.

(c) There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent, is subject. To the Knowledge of Parent, no officer or other Key Employee of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

3.16 Tax Matters.

(a) Parent and each of its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where Parent or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that Parent or any such subsidiary is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by Parent and its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. Since the Parent Balance Sheet Date, none of Parent or its Subsidiaries has incurred any material liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that Parent and each of its Subsidiaries is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent or its Subsidiaries.

(e) No deficiencies for income or other material Taxes with respect to Parent or its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing, other than a deficiency that has been resolved. There are no pending or ongoing, and to the Knowledge of Parent or any of its Subsidiaries, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries or predecessors has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency, which waiver is still in effect.

(f) Neither Parent nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) None of Parent or its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h) None of Parent or its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) (or any similar provision of state, local or foreign Law).

(i) None of Parent or its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent). Parent or its Subsidiaries have no Liability for any Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j) None of Parent or its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k) Parent, each of its Subsidiaries, and Merger Sub (i) are, and since formation have been, domestic corporations for United States federal income tax purposes, and (ii) have never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(l) None of Parent or its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(m) Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 3.16, each reference to Parent shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Section 3.17(a) of the Parent Disclosure Schedule is a list of all material Parent Benefit Plans, including, without limitation, each Parent Benefit Plan that provides for retirement, change in control, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by Parent or any Parent Affiliate for the benefit of any current or former employee, director, officer or independent contractor of Parent or any of its Subsidiaries or under which Parent or any Parent Affiliate has any actual or contingent liability.

(b) As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, and (vii) since January 1, 2018, all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations.

(c) Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and applicable Law, including the applicable provisions of ERISA and the Code.

(d) Each Parent Benefit Plan which is an “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which is intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter or opinion letter from the IRS to the effect that such plan is qualified under Section 401(a) of the Code and the related trust is exempt from federal income Taxes under Section 501(a) of the Code, respectively, and nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.

(e) Neither Parent nor any Parent Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to Parent.

(g) Neither Parent nor any Parent Affiliate, nor to the Knowledge of Parent, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent or any of its Subsidiaries or Parent Affiliates to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than group health plan continuation coverage required under Code Section 4980B(f), Part 6 of Subtitle B of Title I of ERISA or similar state continuation coverage laws and for which the covered individual pays the full costs of coverage. Section 3.17(h) of the Parent Disclosure Schedule sets forth all outstanding severance obligations to existing and previously terminated employees and service providers of Parent and its Subsidiaries, listing for each individual recipient (i) name, (ii) applicable plan or agreement, (iii) description of the severance, including terms of payment and (iv) amount.

(i) Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment or benefit becoming due to any current or former employee, director, officer, or independent contractor of Parent, (ii) increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.

(j) Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as an “excess parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).

(k) The exercise price of each Parent Option is not, never has been and can never be less than the fair market value of one share of Parent Common Stock as of the grant date of such Parent Option. Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Code Section 409A) complies and has at all times been in documentary and operational compliance with Code Section 409A and IRS regulations issued thereunder, except as would not be reasonably expected to result in material liability to Parent.

(l) No current or former employee, officer, director or independent contractor of Parent has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(m) Parent is not a party to, bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent, including through the filing of a petition for representation election.

(n) Parent is, and since January 1, 2017 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent, with respect to employees of Parent, Parent, since January 1, 2017: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business).

(o) Except as would not be reasonably likely to result in a material liability to Parent, with respect to each individual who currently renders services to Parent, Parent has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Parent has no material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(p) There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity.

(q) There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of Parent, threatened against Parent relating to labor, employment, employment practices, or terms and conditions of employment.

(r) As of the date hereof, no Key Employee has submitted his or her resignation or, to the Knowledge of Parent, intends to resign.

3.18 Environmental Matters. Since January 1, 2017, Parent has complied with, and Parent is as of the date of this Agreement in compliance with, all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to Parent or its business. Parent has not received since January 1, 2017 (or prior to that time, which is pending and unresolved), any written notice or, to the Knowledge of Parent, other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of Parent, there are no circumstances that would reasonably be expected to prevent or interfere with Parent’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to Parent or its business. To the Knowledge of Parent, no current or, during the time a prior property was leased or controlled by Parent, prior property leased or controlled by Parent has had a release of or exposure to Hazardous Materials in material violation of, or as would reasonably be expected to result in any material liability of Parent pursuant to, any Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of Contemplated Transactions. Prior to the date hereof, Parent has provided or otherwise made available to the Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of Parent with respect to any property leased or controlled by Parent or any business operated by it.

3.19 Insurance. Parent has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and each of its Subsidiaries. Each of such insurance policies is in full force and effect and Parent and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2017, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or any of its Subsidiaries for which Parent or such Subsidiary has insurance coverage, and no such carrier issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

3.21 Transactions with Affiliates. Except as set forth in the Parent SEC Documents, since the date of Parent’s last proxy statement filed in 2019 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

3.22 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.23 Opinion of Financial Advisor. The Strategic Committee of the Parent Board and the Parent Board have received an opinion of Newbridge Securities Corporation (“Parent Financial Advisor”), that is for the benefit of the Strategic Committee of the Parent Board and the Parent Board, and may not be relied upon by the Company, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be paid by Parent is fair, from a financial point of view, to Parent’s common stockholders.

3.24 Anti-Bribery. None of Parent or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Anti-Bribery Laws. Neither Parent nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.25 Disclaimer of Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither the Company nor any Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or any of its stockholders or Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 2 (as qualified and limited by the Company Disclosure Schedule)) none of Parent or any of its Representatives or stockholders has relied on any such information (including the accuracy or completeness thereof).

Section 4 CERTAIN COVENANTS OF THE PARTIES

4.1 Operation of Parent’s Business.

(a) Except (i) as set forth on Section 4.1(a) of the Parent Disclosure Schedule, (ii) as expressly contemplated or permitted by this Agreement, (iii) as required by applicable Law (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), and (v) in connection with a Parent Asset Sale, but subject to the proviso in Section 4.4(d), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”), Parent shall conduct its business and operations in (a) the Ordinary Course of Business, (b) in accordance in all material respects with the Budget, and (c) in material compliance with all applicable Laws and with the requirements of all Parent Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or (v) in connection with a Parent Asset Sale (with respect only to subsections (viii), (ix), (x), (xiii) and (xv) below), but subject to the proviso in Section 4.4(d), at all times during the Pre-Closing Period, Parent shall not, and Parent shall cause its Subsidiaries to not:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Parent Stock Plans);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber, or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent (except for Parent Common Stock issued upon the valid exercise of outstanding Parent Options, upon the settlement of outstanding Parent RSUs, or upon the conversion of the Preferred Shares); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent;

(iii) amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as advisable or necessary in connection with the consummation of the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment except as contemplated under the Budget;

(vi) other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement (including any severance or retention arrangement entered into prior to the date of this Agreement and disclosed in Section 3.15(a) of the Parent Disclosure Schedule): (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees; (D) increase the severance or change of control benefits offered to any current employees, directors or consultants or (E) hire any officer or employee;

(vii) recognize any labor union, labor organization, or similar Person;

(viii) enter into any material transaction other than in the Ordinary Course of Business and as contemplated by the Budget;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, except consistent with the Budget and this Agreement;

(x) sell, assign, transfer, license, sublicense, or otherwise dispose of any material Parent IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xi) make, change or revoke any Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than in connection with any extension of time to file any Tax Return), or adopt or change any accounting method in respect of Taxes;

(xii) subject to Section 4.1(d), enter into, materially amend or terminate any Parent Material Contract;

(xiii) make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, other than in the Ordinary Course of Business or as contemplated in the Budget;

(xiv) other than as required by Law or GAAP, take any action to change accounting policies or procedures; or

(xv) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(d) Notwithstanding anything in Section 4.1(b) to the contrary, in the event that Parent wishes to obtain the Company’s written consent to enter into or materially amend any Parent Material Contract as contemplated by Section 4.1(b)(xii), Parent shall provide notice thereof to the Company in accordance with Section 10.8 and include with such notice a copy of the proposed Parent Material Contract or the proposed amendment to a Parent Material Contract, as applicable. The Company shall have five (5) Business Days to review such notice and may request additional information or documents as the Company may require in its reasonable discretion in connection with such review. The Company’s consent to any proposed Parent Material Contract or proposed amendment to a Parent Material Contract shall not be unreasonably withheld, conditioned or delayed. The Company shall be deemed to have consented to any such proposed Parent Material Contract or proposed amendment to a Parent Material Contract if the Company does not respond to Parent by the end of such five (5) Business Day period.

4.2 Operation of the Company’s Business.

(a) Except (i) as set forth on Section 4.2(a) of the Company Disclosure Schedule, (ii) as expressly contemplated or permitted by this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Laws and with the requirements of all Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any Company Equity; or repurchase, redeem or otherwise reacquire any Company Equity (except for Units from terminated employees, managers or consultants of the Company);

(ii) except in the Company Pre-Merger Financing Transaction, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any security of the Company; (B) any option, warrant or right to acquire any security, other than option grants to employees and service providers of the Company in the Ordinary Course of Business; or (C) any instrument convertible into or exchangeable for any security of the Company;

(iii) amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, Company Equity exchange, business combination, recapitalization, reclassification of Units, stock split, reverse stock split or similar transaction except as advisable or necessary in connection with the consummation of the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(vi) other than as required by applicable Law or the terms of any Benefit Plan as in effect on the date of this Agreement (including any retention arrangement entered into prior to the date of this Agreement and disclosed in Section 2.17(a) of the Company Disclosure Schedule): (A) adopt, terminate, establish or enter into any Benefit Plan; (B) cause or permit any Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its managers, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any current or new employees, managers or consultants or (E) hire any officer or employee.

(vii) recognize any labor union, labor organization, or similar Person;

(viii) enter into any material transaction other than in the Ordinary Course of Business;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business and pursuant to this Agreement;

(x) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xi) make, change or revoke any Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six (6) months), or adopt or change any accounting method in respect of Taxes;

(xii) (A) terminate any Company Material Contract or (B) subject to Section 4.2(d), enter into or materially amend any Company Material Contract if such proposed Company Material Contract or amendment (x) is not in the Ordinary Course of Business and payments by the Company thereunder are expected to exceed $100,000, or (y) is in the Ordinary Course of Business but payments thereunder are expected to exceed $300,000;

(xiii) other than as required by Law or GAAP, take any action to change accounting policies or procedures; or

(xiv) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(d) Notwithstanding anything in Section 4.2(b) to the contrary, in the event that the Company wishes to obtain Parent’s written consent to enter into or materially amend any Company Material Contract as contemplated by Section 4.2(b)(xii) above, the Company shall provide notice thereof to Parent in accordance with Section 10.8 and include with such notice a copy of the proposed Company Material Contract or the proposed amendment to a Company Material Contract, as applicable. Parent shall have three (3) Business Days to review such notice and may request additional information or documents as Parent may require in its reasonable discretion in connection with such review. Parent’s consent to any proposed Company Material Contract or proposed amendment to a Company Material Contract shall not be unreasonably withheld. Parent shall be deemed to have consented to any such proposed Company Material Contract or proposed amendment to a Company Material Contract if Parent does not respond to the Company by the end of such three (3) Business Day period.

4.3 Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party, and with such additional financial, operating and other data and information regarding such Party as the other Party may reasonably request; (c) make available to the other Party the appropriate individuals (including officers, employees, accountants, attorneys and other advisors), during normal business hours, for discussion of the Party’s business, assets and personnel, including its financial statements and internal controls, as the other Party may reasonably request; and (d) without limiting the generality of the foregoing, make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors or managers of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access (i) to the extent that (a) any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or (b) such access would breach such Party’s confidentiality obligations to a third party (provided that upon the other Party’s reasonable request such Party shall use its reasonable efforts to obtain such third party’s consent to permit such other Party such access, subject to appropriate confidentiality protections), or (ii) as may be necessary to preserve the attorney-client privilege between such Party and its counsel with respect to the requested information under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4 Parent Non-Solicitation.

(a) Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate, discuss, negotiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3(c)); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any of its Representatives shall have breached this Section 4.4 in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to Parent as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b) If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent or any of its Subsidiaries provided to such Person.

(d) For the avoidance of doubt, notwithstanding anything to the contrary herein, nothing in this Agreement shall be construed to limit or prohibit Parent from taking any action, or from not taking any action, in connection with its efforts to enter into a definitive agreement for a Parent Asset Sale; provided, however, that Parent shall not enter into any such definitive agreement without the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall keep Company reasonably informed regarding the status of its efforts to consummate any Parent Asset Sale.

4.5 Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate, discuss, negotiate or knowingly encourage, induce, or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to obtaining the Required Company Member Vote, the Company may furnish non-public information regarding the Company to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Company Managers determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither the Company nor any of its Representatives shall have breached this Section 4.5 in any material respect, (B) the Company Managers conclude in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Company Managers under applicable Law; (C) the Company receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to the Company as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company provided to such Person.

4.6 Notification of Certain Matters. (a) During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company is commenced, or, to the Knowledge of the Company, threatened against the Company or, to the Knowledge of the Company, any manager, officer or Key Employee of the Company; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company in this Agreement; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6, 7 and 8, as applicable.

(b) During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person (other than a stockholder of Parent) alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or its Subsidiaries is commenced, or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries or, to the Knowledge of Parent, any director, officer or Key Employee of Parent or its Subsidiaries; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent in this Agreement; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6, 7 and 8, as applicable.

Section 5 ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall, subject to the full and prompt assistance of the Company, cause to be filed with the SEC, the Registration Statement. Parent represents, covenants and agrees that the Registration Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company represents, covenants and agrees that the information provided by the Company to Parent for inclusion in the Registration Statement (including the Company Financial Statements and any other financial statements provided to Parent pursuant to Section 5.16) will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, to the extent related to the Company or its operations, business, managers, officers, Subsidiaries or members or based on information provided by the Company or any of its Representatives specifically for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement prior to the filing thereof with the SEC (at least five (5) days prior to the filing thereof), and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Each Party shall use commercially reasonable efforts (i) to cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) to file the Registration Statement as promptly as practicable after the date hereof, (iii) to respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement, (iv) to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC, (v) to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and (vi) to promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders or members that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If at any time before the Effective Time Parent, Merger Sub or the Company becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent stockholders.

(b) The Company shall reasonably cooperate with Parent and provide, and require its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(c) Prior to filing of the Registration Statement, Parent and the Company shall use their commercially reasonable efforts to execute and deliver to Sheppard, Mullin, Richter & Hampton LLP (“Parent Tax Counsel”) and Akerman LLP (“Company Counsel”) the applicable “Tax Representation Letters” referenced in Section 5.10(c). Following the delivery of the Tax Representation Letters, Parent and the Company shall use their respective commercially reasonable efforts to cause Parent Tax Counsel to deliver to Parent, and Company Counsel to deliver to the Company, Tax opinions satisfying the requirements of Item 601(b)(8) of Regulation S-K under the Securities Act. In rendering their respective opinions, each of Parent Tax Counsel and Company Counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including the applicable Tax Representation Letters described in this Section 5.1(c) and Section 5.10(c).

5.2 Company Member Written Consent.

(a) Within thirty (30) days of the date the SEC declares the Registration Statement effective in accordance with the provisions of the Securities Act, and in any event, no later than three Business Days before the date of the Parent Stockholder Meeting, the Company shall take all action necessary under applicable Law and its Organizational Documents to obtain the Required Company Member Vote in lieu of a meeting pursuant to Section 18-302 of the DLLCA and the Company’s Organizational Documents. Under no circumstances shall the Company assert that any other approval or consent is necessary by its members to approve this Agreement or the Contemplated Transactions.

(b) The Company agrees that: (i) the Company Managers shall recommend that the Class A Beneficial Holders approve this Agreement and the Contemplated Transactions and, following such approval, that BIILP shall exercise its rights to effect the Contemplated Transactions in accordance with the Company’s Organizational Documents and the DLLCA, and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company Managers that the Company’s Class A Beneficial Holders approve this Agreement and the Contemplated Transactions being referred to as the “Company Managers Recommendation”); and (ii) the Company Managers Recommendation shall not be withheld, amended, withdrawn or modified (and the Company Managers shall not publicly propose to withhold, amend, withdraw or modify the Company Managers Recommendation) in a manner adverse to Parent, and no resolution by the Company Managers or any committee thereof to withhold, amend, withdraw or modify the Company Managers Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Managers Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), and subject to compliance with Section 4.5 and Section 5.2, if at any time prior to the approval of Company Member Matters by the Required Company Member Vote, the Company receives a bona fide written Superior Offer, the Company Managers may make a Company Managers Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Managers determine in good faith, based on the advice of its outside legal counsel, that the failure to make a Company Managers Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period (as defined below), negotiate with Parent in good faith (if Parent so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after Parent shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Managers shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Managers Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that Parent receives written notice from the Company confirming that the Company Managers have determined to change their recommendation at least four Business Days in advance of such Company Managers Adverse Recommendation Change, (the “Company Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, the Company shall be required to provide Parent with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Company Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 5.3(c) and the Company Managers shall not make a Company Managers Adverse Recommendation Change prior to the end of such Company Notice Period as so extended.

5.3 Parent Stockholders’ Meeting.

(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote (i) to approve the issuance of the shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement, (ii) to approve an amendment of the Certificate of Incorporation of Parent to authorize sufficient additional shares of Parent Common Stock to issue the shares of Parent Common Stock to the members of the Company pursuant to the terms of this Agreement, (iii) to approve an amendment of the certificate of incorporation of Parent to change its corporate name from NTN Buzztime, Inc. to “Brooklyn Immunotherapeutics, Inc.”, (iv) to approve an amendment to the certificate of incorporation of Parent to provide the holders of the outstanding shares of Parent’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) the right to vote on all matters submitted to a vote of the holders of Common Stock, voting together as one class with the holders of the Common Stock and any other class or series of preferred stock so voting as one class, on an as converted to Common Stock basis (the “Series A Charter Amendment”), (v) to approve Parent’s 2020 Stock Incentive Plan, in the form attached hereto as Exhibit E, which plan shall authorize the issuance of not more than 7.5% of the fully diluted outstanding shares of Parent common stock to be outstanding immediately following the Effective Time, (vi) to approve a reverse split of Parent’s outstanding common stock in a ratio to be reasonably agreed upon by Parent and Company (the “Parent Reverse Stock Split”), and (vii) to approve such other matters as may the Company and Parent may agree should be voted on by Parent’s stockholders at the meeting (the matters set forth in clauses (i) through (vii), inclusive, the “Parent Stockholder Matters,” the matters set forth in clauses (ii), (iii), (iv), and (vi), the “Parent Charter Proposals” and such meeting, the “Parent Stockholders’ Meeting”). The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent shall postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.

(b) Parent agrees that, subject to Section 5.3(c): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters, (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), and subject to compliance with Section 4.4 and the other subsections of this Section 5.3, if at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote, Parent receives a bona fide written Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiate with the Company in good faith (if the Company so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) after the Company shall have delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four Business Days in advance of such Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Parent Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 5.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended.

(d) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders; provided however, that in the case of the foregoing clause (iii) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would reasonably likely be inconsistent with applicable Law, including its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a change of the Parent Board Recommendation unless the Parent Board expressly publicly reaffirms the Parent Board Recommendation (i) in such communication or (ii) within three Business Days after being requested in writing to do so by the Company.

5.4 Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

5.5 Employee Benefits; Post-Closing Parent Employees.

(a) For purposes of vesting, eligibility to participate, and level of benefits under the benefit plans, programs, contracts or arrangements of Parent or any of its Subsidiaries (including, following the Closing, the Surviving Entity) providing benefits to any Continuing Employee after the Closing (the “Post-Closing Plans”), each employee who continues to be employed by Parent, the Surviving Entity or any of their respective Subsidiaries immediately following the Closing (“Continuing Employees”) shall be credited with his or her years of service with Parent, the Company or any of their respective Subsidiaries and their respective predecessors; provided that the foregoing shall not apply for benefit accrual purposes under any defined benefit plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to a Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents except to the extent such conditions would not have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Post-Closing Plan.

(b) As of the Effective Time, Parent shall terminate the employment and service, as applicable, of each of its employees and other service providers identified on Exhibit 5.5(b) (each, a “Terminated Parent Service Provider”).

5.6 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Entity shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, manager, officer, fiduciary or agent of Parent or the Company (collectively, the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, manager, officer, fiduciary or agent of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law (a “Covered Matter”). Each D&O Indemnified Party will be entitled to advancement of reasonable expenses incurred in the defense of any Covered Matter from each of Parent and the Surviving Entity, jointly and severally, upon receipt by Parent or the Surviving Entity from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent and the Surviving Entity to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Notwithstanding anything to the contrary in this Section 5.6, neither Parent nor the Surviving Entity shall be obligated to provide any indemnification, or advance any expenses, to, or hold harmless, any D&O Indemnified Party in connection with any Covered Matter: (i) for which payment has actually been made to or on behalf of such D&O Indemnified Party under any insurance policy or other indemnity provision, except with respect to any excess beyond the aggregate amount paid under any such insurance policy or other indemnity provision; (ii) for an accounting of profits made from the “purchase and sale” (or “sale and purchase”) by such D&O Indemnified Party of securities of Parent or the Company (within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law); or (iii) in connection with any Covered Matter (or any part of any Covered Matter) initiated by such D&O Indemnified Party, including any Covered Matter (or any part of any Covered Matter) initiated (including by means of cross-claim or counterclaim) by such D&O Indemnified Party against Parent or the Surviving Entity or its directors, officers, employees or other indemnitees, unless the board of directors of Parent or the Surviving Entity, as the case may be, authorized such Covered Matter (or any part of any Covered Matter) prior to its initiation.

(b) Except as may be required by applicable Law, the provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Entity shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Entity to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c) From and after the Effective Time, (i) the Surviving Entity shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent.

(e) Prior to the Effective Time, Parent may purchase an up to six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of up to at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions) (the “Tail Policy”).

(f) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the current or former officers or directors of Parent or the Company referred to in this Section 5.6 in connection with their enforcement of the rights provided to such persons in this Section 5.6 against Parent in this Section 5.6, unless a court of competent jurisdiction determines that each of the material assertions made by such person as a basis for such purported enforcement were not made in good faith or were frivolous.

(g) The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current or former officers or directors of Parent or the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(h) In the event Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Parent shall cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 5.6.

5.7 Additional Agreements. Subject to Section 9, the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to effecting the Merger and consummating the other Contemplated Transactions set forth in Section 6, Section 7 and Section 8.

5.8 Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such disclosure is requested by a Governmental Body or such Party shall have determined in good faith that such disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service and, to the extent practicable, before such press release or disclosure is issued or made, such Party shall have used commercially reasonable efforts to advise the other Party of, and consult with the other Party regarding, the text of such press release or disclosure; provided, however, that Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.8.

5.9 Listing. At all times prior to Closing, Parent shall use its commercially reasonable efforts to maintain the listing of the Parent Common Stock on the NYSE American. Parent shall use its commercially reasonable efforts, to the extent required by the rules and regulations of the NYSE American, to (a) prepare and submit to the NYSE American an additional listing application for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to obtain approval for listing of such shares on or before the Closing Date (subject to official notice of issuance); and (b) prepare, with the assistance of the Company, and submit to the NYSE American an initial listing application as contemplated under Section 341 of the NYSE American Company Guide and to obtain approval of such initial listing application on or before the Closing Date (any listing application submitted to the NYSE American, the “NYSE Listing Application”). The Parties will use commercially reasonable efforts to coordinate with respect to compliance with applicable NYSE American rules and regulations applicable to the Contemplated Transactions. The Company agrees to pay all the NYSE and/or NYSE American fees associated with the NYSE Listing Application. The Company will cooperate with Parent as reasonably requested by Parent with respect to the NYSE Listing Application and promptly furnish to Parent all information concerning the Company, the Company Managers, and the Company’s members that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.

5.10 Tax Matters.

(a) For United States federal income Tax purposes, the Parties intend that the Merger constitute a transaction described in Section 351(a) of the Code “Intended Tax Treatment”). The Parties shall treat and shall not take any tax reporting position inconsistent with the Intended Tax Treatment, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) The Parties shall use their respective best efforts to cause the Merger to qualify and will not take any action or cause any action to be taken which action could reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment.

(c) Each of Parent and the Company shall use its commercially reasonable efforts to deliver to Parent Tax Counsel and Company Counsel “Tax Representation Letters,” dated as of the date of the opinions of Parent Tax Counsel and Company Counsel and signed by an officer of Parent and the Company, respectively, containing representations of Parent and Merger Sub and the Company, as applicable, in each case, as shall be reasonably necessary or appropriate to enable Parent Tax Counsel and Company Counsel to render the applicable opinions described in Section 5.1(c).

(d) All income Tax Returns of the Company for taxable periods ending on or prior to the Closing Date shall be prepared and filed by the holders of Company Equity, and each Party shall reasonably cooperate and shall provide such assistance as may be reasonably requested in connection with such income Tax filings.

5.11 Directors and Officers. The Parties shall use commercially reasonable efforts and take all necessary action so that immediately after the Effective Time, (a) the Parent Board is comprised of the individuals designated by Company prior to the Effective Time, (b) the “Surviving Entity Managers” is comprised of the individuals designated by Company prior to the Effective Time, and (c) the Persons designated by Company prior to the Effective Time are elected or appointed, as applicable, to the positions of officers of Parent and the Surviving Entity, respectively, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law and their respective Organizational Documents then in effect. If any Person so designated is unable or unwilling to serve as a director, manager or officer of Parent or the Surviving Entity, as set forth therein, as of the Effective Time, the Company shall designate a different individual to serve in such capacity who shall be reasonably acceptable to Parent. Notwithstanding anything to contrary in this Agreement, the Parties agree that (i) the Parent Board immediately after the Effective Time will be comprised of a majority of independent directors as required by Section 802(a) of the NYSE American Company Guide, (ii) at least two of the members of the Parent Board immediately after the Effective Time shall be an Eligible Audit Committee Member, such Eligible Audit Committee Members must have indicated in writing to the Company their ability and willingness to serve on the Parent Board’s audit committee as of the Effective Time and such Eligible Audit Committee Members must be appointed to the Parent Board’s audit committee as of the Effective Time, and (iii) at least one of the Eligible Audit Committee Members must be “financially sophisticated” as described in Section 803B(2)(iii) of the NYSE American Company Guide.

5.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least five (5) days prior to the Anticipated Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, the number of shares of Parent Common Stock expected to be issued to such individual pursuant to the Merger.

5.13 Legends. Parent shall be entitled to place appropriate legends on the certificates evidencing any shares of Parent Common Stock to be received in the Merger by equity holders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

5.14 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.15 Allocation Certificate. The Company will prepare and deliver to Parent at least five (5) days prior to the Anticipated Closing Date a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company in a form reasonably acceptable to Parent to update Exhibit C so as to set forth (as of immediately prior to the Effective Time): (a) each holder of Company Equity; (b) such holder’s name and address; (c) the number and type of Company Equity held; and (d) the number of shares of Parent Common Stock to be issued to such holder pursuant to this Agreement in respect of the Company Equity held by such holder as of immediately prior to the Effective Time, determined by allocating the Merger Consideration among the holders of Company Equity pursuant to the Company Operating Agreement (the “Allocation Certificate”).

5.16 Additional Company Financial Statements. To the extent that financial statements of the Company other than the Company Financial Statements are required to be included in the Registration Statement or in any other report or other document Parent is required to file under the Securities Act or the Exchange Act prior to the Closing, the Company shall furnish to Parent such financial statements for inclusion in such filings in a timely manner, and in any case, in a manner that enables Parent to make such filings on or prior to their respective due dates. The Company represents and warrants that any such financial statements furnished to Parent will (a) be suitable for inclusion in the Registration Statement and in such other report or document Parent is required to file, and will comply as to form in all material respects with the published rules and regulations of the SEC applicable to such financial statements if included in the Registration Statement, (b) be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and (c) will present fairly, in all material respects, the financial position and the results of operations, changes in members’ equity, and cash flows of the Company as of the dates of and for the periods referred to in such financial statements, as the case may be.

5.17 Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Managers, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.18 Calculation of Net Cash.

(a) Section 5.18(a) of the Parent Disclosure Schedule sets forth Parent’s good faith estimate of Parent Net Cash and the components thereof, calculated as if the Closing had occurred on June 30, 2020 (the “Example Parent Net Cash Calculation”). The Parties agree that Parent Net Cash, including for purposes of the Parent Net Cash Schedule, will be calculated based on the same assumptions and methodologies used in preparing the Example Parent Net Cash Calculation.

(b) Not more than 10 and not less than five days prior to the Anticipated Closing Date, Parent shall deliver the Parent Net Cash Schedule to the Company. Upon the reasonable request of the Company, Parent shall make the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule available to the Company. Within three (3) days after Parent delivers the Parent Net Cash Schedule to the Company (the last day of such period, the “Parent Net Cash Response Date”), subject to the terms of this Agreement, the Company will have the right to dispute any part of such Parent Net Cash Schedule by delivering a written notice to that effect to Parent (a “Company Dispute Notice”). Any Company Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the calculation of Parent Net Cash set forth in the Parent Net Cash Schedule. If on or prior to the Parent Net Cash Response Date, (i) the Company notifies Parent in writing that it has no objections to the Parent Net Cash Schedule or (ii) the Company fails to deliver a Company Dispute Notice, then Parent Net Cash as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement. If the Company delivers a Company Dispute Notice on or prior to the Parent Net Cash Response Date, then members of senior management of Parent and the Company shall promptly meet in person or telephonically at mutually agreed upon times and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement. If Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash pursuant to the preceding sentence within three (3) calendar days after delivery of the Company Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Parent Net Cash shall be referred to a mutually agreed upon independent accounting firm (the “Independent Accounting Firm”). Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement. The Parties shall delay the Closing as necessary until the resolution of the matters described in this Section 5.18(b). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash amount. If this Section 5.18(b) applies as to the determination of Parent Net Cash, upon resolution of the matter in accordance with this Section 5.18(b), the Parties shall not be required to determine the Parent Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Parent or the Company may request a redetermination of Parent Net Cash if the Closing Date is more than 30 days after the Anticipated Closing Date.

5.19 Parent Lease Obligations. Parent shall use reasonable efforts from and after the date hereof to terminate, assign or sublease the Parent Real Estate Leases, such that it shall no longer have any obligation thereunder.

5.20 Termination of Investor Agreements. The Company shall cause all Investor Agreements to be terminated no later than immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Entity.

5.21 Parent Payoff Letters and Releases. Parent shall use reasonable efforts to obtain on or before the Closing payoff letters and releases, in a form reasonably satisfactory to the Company, from any Person being paid by or on behalf of Parent at the Closing, including bankers, financial advisors, counsel, accountants, and other professionals providing services to Parent in connection with the Contemplated Transaction, and any executives receiving severance or other payments in connection with a change of control.

Section 6 CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.3 Stockholder/Member Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote on each of the Parent Stockholder Matters, and (b) the Company shall have obtained the Required Company Member Vote.

6.4 Listing. The shares of Parent Common Stock shall continue to be traded on the NYSE American until the Effective Time, the Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the NYSE American as of the Effective Time, and the NYSE Listing Application shall have been approved such that the Parent Common Stock will continue to trade on the NYSE American following the Effective Time.

6.5 Parent Net Cash Determination. The Parent Net Cash shall have been determined pursuant to Section 5.18.

6.6 Class A Preferred Stock. The certificate of incorporation of Parent shall have been amended to reflect the Series A Charter Amendment.

6.7 Tax Opinions. The Tax Opinions delivered pursuant to Section 5.1(c) shall be delivered by Parent Tax Counsel and Company Counsel to Parent and Company confirming that the Tax Opinions previously delivered remain accurate as of the Effective Time. With respect to this closing condition, both Company and Parent shall execute updated “Tax Representation Letters” in the form previously delivered under Section 5.10(c) bringing down to the Effective Time the information in such Tax Representation Letters.

Section 7 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all respects as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually and in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct in all respects, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company made in Section 5.16 shall have been true and correct in all respects as of each date, if any, that the Company delivered the applicable financial statements to Parent for inclusion in the Registration Statement and Proxy Statement. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations, the Company Capitalization Representations and those in made in Section 5.16) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except (a) where the failure to be so true and correct would not result in a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3 Documents. Parent shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.5, 7.6 and 7.7 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.15 and Exhibit C remains true and accurate in all respects as of the Closing Date.

7.4 Tax Certificate. Each holder of Company Equity shall furnish to Parent a properly executed IRS Form W-9 for the purpose of certifying such holder’s “non-foreign” status in accordance with Treasury Regulations Section 1.1445-2(b)(2), Proposed Treasury Regulations Section 1.1445-5(h)(3)(iv), and Section 6.01 of IRS Notice 2018-29.

7.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.6 Funding Condition. At the Closing, the Company shall have not less than $10 million in Cash and Cash Equivalents on its balance sheet and shall have not more than $750,000 of indebtedness for borrowed money.

7.7 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

Section 8 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all respects as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually and in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct in all respects, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except (a) where the failure to be so true and correct would not result in a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent confirming that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied; and

(b) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Effective Time, executed by each of the officers and directors of Parent who are not to continue as officers or directors of Parent after the Effective Time pursuant to Section 5.11.

8.4 No Parent Material Adverse Effect. If the closing of the Parent Asset Sale does not occur on or before the Closing, since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

8.5 Parent Net Cash. The deficit in Parent Net Cash as of the Closing, if any, shall not exceed $3 million.

Section 9 TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s members and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated on or before December 31, 2020 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Merger to be consummated on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days by written notice to the other the Party; provided, further, however, that, in the event the Parent Stockholders’ Meeting has been adjourned or postponed in accordance with Section 5.3(a) and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is ten (10) calendar days following the date to which such meeting is adjourned or postponed;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or any other material Contemplated Transaction;

(d) by Parent if the Required Company Member Vote shall not have been obtained in accordance with Section 5.2(a); provided, however, that once the Required Company Member Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote;

(f) by the Company if at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote a Parent Triggering Event shall have occurred;

(g) by Parent, if at any time prior to obtaining the Required Company Member Vote a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement in this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); provided, further that no termination may be made pursuant to this Section 9.1(h) solely as a result of the failure of Parent to obtain the Parent Stockholder Approval (in which case such termination must be made pursuant to Section 9.1(e));

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(j) by Parent, if prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote, (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 5.3(c) in order to accept such Superior Offer, (iii) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two Business Days of such termination, Parent pays to the Company the Company Termination Fee; or

(k) by the Company, at any time prior to obtaining the Required Company Member Vote, if (i) the Company has received a Superior Offer, (ii) the Company has complied with its obligations under Section 5.2(c) in order to accept such Superior Offer, (iii) the Company concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two Business Days of such termination, the Company pays to Parent the Parent Termination Fee.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.8, Section 9.3, Section 10 and Exhibit A shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. For purposes of this Agreement, a “willful breach” means an action or omission that constitutes a breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement and that was taken or omitted to be taken for the purpose of breaching such provision and was not merely a volitional action or omission but does not require malicious or tortious intent.”

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, Section 5.6(d), and Section 5.9, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent shall pay all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b) If this Agreement is terminated by the Company pursuant to Section 9.1(f), then Parent shall pay to the Company, by wire transfer of same-day funds on the date of termination, a nonrefundable fee in an amount equal to $750,000 (the “Company Termination Fee”).

(c) If this Agreement is terminated by Parent pursuant to Section 9.1(j), then Parent shall pay to the Company, by wire transfer of same-day funds within two Business Days of termination, the Company Termination Fee.

(d) If this Agreement is terminated by Parent pursuant to Section 9.1(d) or 9.1(g), then the Company shall pay to Parent, by wire transfer of same-day funds on the date of termination, a nonrefundable fee in an amount equal to $750,000 (the “Parent Termination Fee”).

(e) If this Agreement is terminated by the Company pursuant to Section 9.1(k), then the Company shall pay to Parent, by wire transfer of same-day funds within two Business Days of termination, the Parent Termination Fee.

(f) If this Agreement is terminated by the Company pursuant to Section 9.1(e) or 9.1(h) (and the breach by Parent for which the Company terminated this Agreement pursuant to Section 9.1(h) was a willful breach), then Parent shall reimburse the Company for all of its Third Party Expenses, up to a maximum of $250,000, by wire transfer of same-day funds within five Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses.

(g) If this Agreement is terminated by Parent pursuant to Section 9.1(i) (and the breach by the Company for which Parent terminated this Agreement pursuant to Section 9.1(i) was a willful breach), then the Company shall reimburse Parent for all of its Third Party Expenses, up to a maximum of $250,000, by wire transfer of same-day funds within five Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses.

(h) If a Party fails to pay when due any amount payable by it under this Section 9.3, then such Party shall (i) reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 9.3, and (ii) pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(i) The Parties agree that, subject to Section 9.2, payment of the Company Termination Fee or the reimbursement of expenses in accordance with Section 9.3(f) shall, in the circumstances in which such fee and reimbursement of expenses is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall Parent be required to pay the Company Termination Fee or the reimbursement of expenses pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following payment of the Company Termination Fee or the reimbursement of expenses in accordance with Section 9.3(f), (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(j) The Parties agree that, subject to Section 9.2, payment of the Parent Termination Fee or the reimbursement of expenses in accordance with Section 9.3(g) shall, in the circumstances in which such fee and reimbursement of expenses is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent following the termination of this Agreement, it being understood that in no event shall the Company be required to pay the Parent Termination Fee or the reimbursement of expenses pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following payment of the Parent Termination Fee or the reimbursement of expenses pursuant to this Section 9.3, (x) the Company shall have no further liability to Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

(k) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

Section 10 MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 and Exhibit A shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval the Parent Board, the Merger Sub Board and the Company Managers at any time (whether before or after the adoption and approval of this Agreement by the Company’s members or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s members or stockholders, no amendment shall be made which by Law requires further approval of such members or stockholders without the further approval of such members or stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. A signature page to this Agreement (or any counterpart) may be executed by electronic signature (including any electronic signature complying with the ESIGN Act of 2000) and/or delivered by electronic transmission (including by facsimile or email), and when so executed or delivered shall have been duly and validly executed or delivered, and be valid and effective, for all purposes and shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8; and (f) irrevocably and unconditionally waives the right to trial by jury.

10.6. Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect ab initio.

10.8 Notices. All notices, consents, approvals and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of transmission) prior to 5:00 p.m. San Francisco time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

NTN Buzztime, Inc.

6965 El Camino Real, Suite 105-Box 517

Carlsbad, CA 92009

E-mail: allen.wolf@buzztime.com

Attn: Mr. Allen Wolff, Chairman and CEO

with a copy to (which shall not constitute notice):

Breakwater Law Group, LLP

415 S. Cedros, Suite 260

Solana Beach, CA 92075

E-mail: edwin@breakwaterlawgroup.com

Attn: Edwin Astudillo, Esq.

if to the Company:

Brooklyn Immunotherapeutics LLC

140 58th Street

Building A, Suite 2100

Brooklyn, NY 11220

E-mail: rguido@brooklynitx.com

Attn: Ronald Guido, Chief Executive Officer

with a copy to (which shall not constitute notice):

Akerman LLP

350 East Las Olas Boulevard, Suite 1600

Fort Lauderdale, FL 33301

E-mail: philip.schwartz@akerman.com; rema.awad@akerman.com

Attn: Philip B. Schwartz, Esq. and Rema Awad, Esq.

Any Party may change its address or email address by written notice to each other Party in accordance with this Section 10.8.

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.12 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and, to the extent of their respective rights pursuant to Section 5.6, the D&O Indemnified Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13 Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) The use of the word “or” shall not be exclusive.

(f) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(g) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations, and statutory instruments issued or related to such legislations.

(h) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections of Section 2 and Section 3, respectively, of this Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(j) The term “made available” means, with respect to any documentation, that prior to 11:59 p.m. (San Francisco time) on the date that is two calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(k) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, NY are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(l) Reference to any Person includes such Person’s successors and assigns but only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity.

(m) The terms “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof.

(n) Reference to any agreement, document or instrument (including this Agreement or any other agreement entered into in connection herewith) means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof.

(o) Reference to the “material breach” of any Contract, including this Agreement, means (A) any material breach of, or material inaccuracy in, any representation or warranty made therein, (B) any material breach or failure to perform of any covenant, agreement or obligation therein, or any material default thereunder (including any designated “event of default”), or (C) any one or more other events the existence of which, individually or together, whether unconditionally or with the passing of time or the giving of notice, or both, would (1) constitute a material breach, failure or default referred to in immediately preceding clause (B), (2) result in the acceleration of, or permit any Person to accelerate, any monetary obligation, (3) constitute a breach, failure or default referred to in immediately preceding clause (B) that causes the abridgement, modification, acceleration, termination, revocation, rescission, redemption, cancellation or vesting of, or permits any Person to abridge, modify, accelerate, delay, condition, terminate, revoke, rescind, redeem or cancel, any material right, license, liability, benefit, debt, power, authority, privilege or obligation, or (4) requires, or permit any Person to require, the payment of a material monetary penalty or liquidated damages, and any reference to “breach” of any Contract shall have the same meaning without any of the materiality qualifiers.

(p) References to documents, certificates, instruments, leases, or agreements or other Contracts (including this Agreement) shall be deemed to refer as well to all addenda, exhibits, schedules, restatements, supplements, modifications or amendments thereto or thereof.

(q) With respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding.”

(r) The term “electronic transmission” means email and any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof.

(s) A “writing” shall include an electronic transmission.

(t) The term “termination” when used with respect to a period or agreement, shall include the expiration thereof.

(u) Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule or Parent Disclosure Schedule is intended to vary the definition of “Company Material Adverse Effect” or “Parent Material Adverse Effect”, or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule or Parent Disclosure Schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule or Parent Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule or Parent Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement.

(v) Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner; however, in interpreting the representations and warranties of this Agreement, the principle that the specific governs and controls the general shall apply (accordingly, by way of example but not by way of limitation, if there is a specific representation and warranty on the absence of infringement by the Company of the intellectual property rights of Third Parties that is qualified to the Knowledge of the Company, then there will be no breach of a general representation on the absence of undisclosed liabilities if the Company has infringed the intellectual property rights of a Third Party that was not to the Knowledge of the Company).

(w) The measure of a period of months or years for purposes of this Agreement shall be the date of the applicable following month or year corresponding to the starting date; provided that if no corresponding date exists, then the end date of such period shall be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18, one (1) month following March 31 is May 1, and one (1) year following February 29 is March 1 of the following year).

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

NTN BUZZTIME, INC.

By:	/s/ Allen Wolff
Name:	Allen Wolff
Title:	Chairman and Chief Executive Officer

BIT MERGER SUB, INC.

By:	/s/ Sandra Gurrola
Name:	Sandra Gurrola
Title:	Chief Executive Officer

BROOKLYN IMMUNOTHERAPEUTICS LLC

By:	/s/ Ronald Guido
Name:	Ronald Guido
Title:	Chief Executive Officer

EXHIBIT A

CERTAIN DEFINITIONS

(a) For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions, other than a Parent Asset Sale, involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Anticipated Closing Date” means the anticipated Closing Date (as mutually agreed in good faith by Parent and the Company).

“Applicable Time” means (a) with respect to the prospectus registering the public offering and sale of Parent Common Stock, (i) the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC, (ii) the time the Registration Statement becomes effective under the Securities Act, and (iii) at the Effective Time, and (b) with respect to the Proxy Statement, (i) the time the Registration Statement becomes effective under the Securities Act, (ii) the date the Proxy Statement, or any amendment or supplement thereto, is first mailed to the stockholders of Parent, and (iii) at the time of the Parent Stockholders’ Meeting.

“Budget” means Parent’s operating budget for the period from the date hereof through the Anticipated Closing Date and which is set forth in Section 4.1(a) of the Parent Disclosure Schedule.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

“Cash and Cash Equivalents” means, without duplication, all (a) cash and cash equivalents (excluding restricted cash), (b) marketable securities, (c) third party checks deposited or held in the applicable Person’s accounts that have not yet been cleared, and (d) interest and other receivables, to the extent determined to be collectible.

“Cash Determination Time” means the close of business on the last Business Day prior to the Anticipated Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Affiliate” means any Person that is (or at any relevant time was) under common control or treated as a single employer with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Associate” means any current or former employee, independent contractor, officer, director or manager of the Company.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.6(a) and 2.6(c).

“Company Contract” means any Contract: (a) to which the Company is a party; (b) by which the Company or any Company IP Rights or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

“Company Equity” means all Units and Unit Equivalents.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), and 2.20 (No Financial Advisors).

“Company IP Rights” means all Intellectual Property owned by, licensed to, or controlled by the Company that is necessary for or used in the business of the Company as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights.

“Company Managers” means the Company’s Managers as defined in the Company Operating Agreement.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business or economic conditions affecting the industry in which the Company operates, including any Effect arising or resulting from the COVID-19 pandemic or Governmental Body orders, recommendations or guidelines that apply to the industry in which Company operates and to the industry in which any of its customers operate and including, for the avoidance of doubt, any Effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Company prior to the date hereof; (b) acts of war, armed hostilities, terrorism, acts of God, natural disasters, pandemics, epidemics or disease outbreaks, (c) changes in financial, banking or securities markets or (d) the taking of any action required to be taken by this Agreement; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company, relative to other similarly situated companies in the industries in which the Company operates.

“Company Operating Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated December 17, 2018, as amended by that First Amendment to Amended and Restated Limited Liability Company Agreement, dated August 11, 2020.

“Company Predecessor” means IRX Therapeutics, Inc.

“Company Registered IP” means all Company IP Rights that are owned by or exclusively licensed to the Company that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Company Reverse Merger” means any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction involving the Company, on the one hand, and a company with securities registered under the Exchange Act, on the other hand, which (a) would be accounted for under GAAP as a reverse acquisition of such company by the Company, with the Company being treated as the accounting acquirer, and/or (b) would result in the direct or indirect beneficial owners of Company Equity directly or indirectly acquiring beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of such company.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company shall have made a Company Managers Adverse Recommendation Change; (b) the Company Managers or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5).

“Company Balance Sheet” means the audited balance sheet of the Company as of December 31, 2019 (the “Company Balance Sheet Date”) made available to Parent.

“Company Pre-Merger Financing Transaction” means a capital raise by the Company in which the Company will sell its membership interests prior to the Effective Time to satisfy the condition in Section 7.6.

“Company Transaction Expenses” means the Transaction Expenses of the Company.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of May 25, 2020, by and between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions between the Parties contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Creditable Parent Transaction Expenses” means all Parent Transaction Expenses relating to (a) the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and any related registration fees paid or payable to a financial printer or the SEC (for the avoidance of doubt, excluding any fees and expenses incurred for the preparation of such documents); and (b) the printing, mailing, courier and delivery of the documents described in the preceding clause (a) to Parent’s stockholders and to holders of Company Equity.

“DGCL” means the General Corporation Law of the State of Delaware.

“DLLCA” means the Limited Liability Company Act of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Eligible Audit Committee Member” means an individual who (a) satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, (or is exempt therefrom) in conformity with Section 803B of the NYSE American Company Guide, (b) is able to read and understand fundamental financial statements, a company’s balance sheet, income statement, and cash flow statement (c) has not participated in the preparation of the financial statements of Parent or the Company, or any current subsidiary thereof, within the past three years.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to Section 1.5(a), the following ratio (rounded to eight decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Units, in which:

●	“Company Allocation Percentage” means 1.00 minus the Parent Allocation Percentage. For example, if the Parent Allocation Percentage were to be 5.92334495%, the Company Allocation Percentage would be 94.07665505%.

●	“Company Cash and Cash Equivalents Cap” means $15 million or, to the extent that Parent Net Cash is less than $0, the amount of Cash and Cash Equivalents on the Company’s balance sheet at the Closing in excess of $15 million up to the absolute amount of Parent Net Cash. For example, (i) if Parent Net Cash were $(1.0 million), then the $15 million cap referenced above would be increased to $16 million, (ii) if Parent Net Cash were $(2.0 million), then the $15 million cap referenced above would be increased to $17 million, and (iii) if Parent Net Cash were $(3.0 million), then the $15 million cap referenced above would be increased to $18 million.

●	“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage.

●	“Company Outstanding Units” means the total number of Units outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Units basis and assuming, without limitation or duplication, the closing of the Company Pre-Merger Financing Transaction.

●	“Parent Allocation Percentage” means the Parent Initial Percentage as adjusted in accordance with the following calculations and in the following order:

○	first, if the condition set forth in Section 7.6 is satisfied, then the Parent Initial Percentage shall be reduced for each dollar of Cash and Cash Equivalents on the Company’s balance sheet at the Closing in excess of $10 million (but no more than the Company Cash and Cash Equivalents Cap); provided that the Parent Initial Percentage shall be reduced to no less than 5.61056106% pursuant to this subsection first (which is the maximum reduction if the amount of Cash and Cash Equivalents on the Company’s balance sheet at the Closing were to be $18 million or greater and if Parent Net Cash were $(3.0 million)); and

○	second, if the amount of Parent Net Cash determined pursuant to Section 5.18(a) is less than $0, then the Parent Initial Percentage, as adjusted pursuant to the subsection “first” above, shall be further reduced for every $50,000 that Parent Net Cash is less than $0 by 0.03920%, up to a maximum reduction of the Parent Initial Percentage to no less than 3.25856106% (if the Parent Initial Percentage is reduced to the maximum reduction level pursuant to subsection “first” above).

Exhibit F further illustrates the calculations to be made in determining the Exchange Ratio.

●	“Parent Initial Percentage” means 5.92334495%.

●	“Parent Outstanding Shares” means the Parent Fully Diluted Number.

●	“Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NYSE American).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from: (a) patents and patent applications, (including any and all provisionals, continuations, continuations-in-part, continued prosecution, divisionals and patents of addition; requests for, and grants of, continued examination, extensions, supplemental protection certificates, re-examinations, post-grant confirmations or amendments, counterparts claiming priority from, or reissues of, any of the foregoing; and any patents or patent applications that claim priority to or from any of the foregoing) and all rights to claim priority arising from or related to any of the foregoing (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) copyrights and works of authorship, whether or not copyrightable (“Copyrights”); (d) computer software and firmware, including data files, source code, object code and software-related specifications and documentation; (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, applications therefore, and the goodwill associated therewith (collectively, “Trademarks”); (f) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), non-public information, and confidential information, know-how, business and technical information, and rights to limit the use or disclosure thereof by any Person (collectively “Trade Secrets”); (g) mask works; (h) domain names; (i) proprietary databases and data compilations and all documentation relating to the foregoing; and, including in each case any and all (1) rights under which an employee, inventor, author or other person is obligated to assign ownership any of the foregoing; (2) registrations of, applications to register, and renewals of, any of the foregoing with or by any Governmental Body in any jurisdiction throughout the world, (3) rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach; and (4) income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means, with respect to the Company or Parent, an executive officer of such Party or any employee of such Party that reports directly to the board of directors or the managers of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.

“Knowledge” with respect to a particular fact or other matter means, with respect to an individual, that such individual is actually aware of the relevant fact or other matter or such individual would reasonably be expected to know such fact or other matter in the ordinary course of the performance of such individual’s employment or other service responsibilities. Any Person that is an Entity shall have Knowledge if any officer or director (or manager, in the case of a limited liability company) of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter, provided, however, that (a) with respect to Parent, Parent shall have Knowledge if any officer or director of Parent as of the date such knowledge is imputed has Knowledge of such fact or other matter, and (b) with respect to the Company, the Company shall have Knowledge if any officer or Company Manager as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of the NYSE American or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Ordinary Course of Business” means, with respect to the Company, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and, with respect to Parent, means such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that, in the case of Parent, such actions may also include actions taken in the ordinary course of its operations as such operations have been conducted since restaurants and bars have been ordered by Governmental Bodies to shut down or close on-site dining since the latter half of March 2020, and such actions as are required to wind down its operations and/or to prepare for a Parent Asset Sale.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Affiliate” means any Person that is (or at any relevant time was) under common control or treated as a single employer with Parent within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Parent Asset Sale” means the sale, lease, exchange, transfer, license, acquisition or disposition of the assets of Parent in one or more transactions to unaffiliated third party or parties outside the normal course of business.

“Parent Associate” means any current or former employee, independent contractor, officer or manager of Parent.

“Parent Balance Sheet” means the unaudited consolidated interim balance sheet of Parent as of June 30, 2020 (the “Parent Balance Sheet Date”), included in Parent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capitalization Representations” means the representations and warranties of Parent set forth in Sections 3.6(a) and 3.6(c).

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on the NYSE American for the five consecutive trading days ending five trading days immediately prior to the date upon which the Effective Time occurs.

“Parent Common Stock” means the common stock, $0.005 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent is a party; (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation; or (c) under which Parent has or may acquire any right or interest.

“Parent Fully Diluted Number” means the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time (excluding any shares of Parent Common Stock held in treasury), after giving effect to the Parent Reverse Stock Split, if any, effected immediately prior to the Effective Time, expressed on a fully-diluted basis and assuming, without limitation or duplication, (i) the exercise in full of all Parent Options outstanding as of immediately prior to the Effective Time (excluding Parent Options that have an exercise price that is equal to or greater than the closing price of the Parent Common Stock on the NYSE American on the date immediately prior to the Anticipated Closing Date), (ii) with respect to Parent RSUs, the settlement of such Parent RSUs for shares of Parent Common Stock on a net settlement basis, (iii) the conversion in full of all shares of preferred stock of Parent outstanding as of immediately prior to the Effective Time based on their conversion price at such time, and (iv) the issuance of all shares of Parent Common Stock in respect of all other options, warrants, convertible securities, exchangeable securities, subscription rights, purchase or acquisition rights, conversion rights, exchange rights, or other Contracts that require Parent to issue any Parent Common Stock (but excluding any shares of Parent Common Stock reserved for issuance under any Parent Stock Plans which are not subject to outstanding awards granted thereunder).

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required) and 3.18 (No Financial Advisors).

“Parent IP Rights” means all Intellectual Property owned by, licensed to, or controlled by Parent that is necessary for or used in the business of Parent as presently conducted.

“Parent Material Adverse Effect” means any Effect that has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business or economic conditions affecting the industry in which Parent or its customers operate, including any Effect arising or resulting from the COVID-19 pandemic or Governmental Body orders, recommendations or guidelines that apply to the industry in which Parent operates and to the industry in which any of its customers operate and including, for the avoidance of doubt, any Effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent prior to the date hereof, (b) acts of war, armed hostilities, terrorism, acts of war, armed hostilities, terrorism, acts of God, natural disasters, pandemics, epidemics or disease outbreaks (c) changes in financial, banking or securities markets, (d) the taking of any action required to be taken by this Agreement, (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (f) the announcement of this Agreement or the pendency of the Contemplated Transactions, or (g) any action taken or not taken in connection with the Parent Asset Sale or as approved by Company or included in the Budget.

“Parent Net Cash” means (a) Parent’s Cash and Cash Equivalents as of the Cash Determination Time, minus (b) the sum of (without duplication) (i) Parent’s accounts payable and accrued expenses (other than accrued expenses which are Parent Transaction Expenses) and Parent’s other liabilities, in each case as of the Cash Determination Time, plus (ii) any Parent Transaction Expenses (including reasonable estimates of any such Transaction Expenses after the Cash Determination Time), plus (iii) the amounts payable (including estimated costs of benefits payments not paid in a lump sum) to Terminated Parent Service Providers in respect of their termination of employment or service pursuant to any Parent Benefit Plan, Parent Contract or applicable Law, together with the employer portion of employment Taxes associated with such payments or benefits, in each case, determined in a manner substantially consistent with the methodologies used to determine the Example Parent Net Cash Calculation. Notwithstanding the foregoing: (y) in no case shall Parent Net Cash be reduced for (A) any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual securityholder litigation arising or resulting from the Agreement, the Merger or the other Contemplated Transactions and that may be brought in connection with or on behalf of any Parent securityholder’s interest in Parent Common Stock (including all amounts paid or payable up to the retention amount of any insurance policy that covers or may cover such costs or expenses and amounts not covered by any such insurance policy); or (B) any of the Creditable Parent Transaction Expenses that are unpaid by Parent as of or before the Cash Determination Time; and (z) any of the Creditable Parent Transaction Expenses paid by Parent as of or before the Cash Determination Time shall be added to Parent’s Cash and Cash Equivalents.

“Parent Net Cash Schedule” means a written schedule prepared in accordance with Section 5.18(a) and certified by the Chief Executive Officer of Parent, on behalf of Parent and not in his or her personal capacity, setting forth, in reasonable detail, Parent’s good faith estimate of Parent Net Cash as of the Anticipated Closing Date.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent.

“Parent Registered IP” means all Parent IP Rights that are owned by or exclusively licensed to Parent that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Parent RSUs” means restricted stock units issued by Parent.

“Parent Transaction Expenses” means the Transaction Expenses of Parent and Merger Sub.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or Parent or any of its Subsidiaries, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property granted by the Company or Parent or any of its Subsidiaries, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Proxy Statement” means the proxy and solicitation materials constituting the proxy statement/prospectus/information statement part of the Registration Statement or otherwise communicated to Parent’s or the Company’s stockholders in connection with the Merger or relating to the Parent Stockholders’ Meeting or the Company Member Written Consent, including letters to stockholders, notices of meeting and forms of proxy.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock and to submit the Parent Stockholder Matters for a vote by the holders of Parent Common Stock) to be filed with the SEC by Parent, including (a) a prospectus registering the public offering and sale of Parent Common Stock to holders of Company Equity in the Merger in exchange for their respective Company Equity in the Merger, and (b) the Proxy Statement; together with any amendments and supplements to such registration statement, prospectus (including free writing prospectus), or Proxy Statement, including pre- and post-effective amendments.

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Reverse Merger Acquisition Proposal” means, with respect to the Company, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Affiliates) contemplating or otherwise relating to a Company Reverse Merger.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Managers, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s members, as applicable, than the terms of the Contemplated Transactions, provided, however, that in no event shall a Reverse Merger Acquisition Proposal qualify as or constitute a Superior Offer.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, with respect to any Person, any costs, fees and expenses incurred by such Person or its Subsidiaries, or for which such Person or its Subsidiaries is liable, in connection with the negotiation, preparation and execution of this Agreement or any other Transaction Document and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of counsel or accountants payable by such Person or its Subsidiaries, and for the Tail Policy.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Units” mean any equity interest in the Company, including any class, series or type of interest in the Company outstanding prior to the Effective Time.

“Unit Equivalents” shall mean any Unit convertible into or exchangeable for Units or any right, warrant or option to acquire Units or such convertible or exchangeable Units.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Allocation Certificate	5.15
Anti-Bribery Laws	2.22
Benefit Plan	2.17(a)
Capitalization Date	3.6(a)
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Audited Financial Statements	2.7(a)
Company Disclosure Schedule	Section 2
Company Dispute Notice	5.18(b)
Company Financial Statements	2.7(a)
Company Interim Financial Statements	2.7(a)
Company Managers Adverse Recommendation Change	5.2(b)
Company Managers Recommendation	5.2(b)
Company Material Contract	2.13(a)
Company Member Support Agreement	Recitals
Company Member Written Consent	Recitals
Company Notice Period	5.2(c)
Company Permits	2.14(b)
Company Plans	2.6(c)
Company Products	2.14(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(d)
Company Stock Certificate	1.6
Company Termination Fee	9.3(b)
Continuing Employees	5.5
Costs	5.6(a)
D&O Indemnified Parties	5.6(a)
Dissenting Shares	1.8(a)
Drug Regulatory Agency	2.14(a)
Effective Time	1.3
End Date	9.1(b)
Exchange Fund	1.7(a)
FDA	2.14(a)
FDCA	2.14(a)
Foreign Plans	2.17(m)
HIPAA	22.14(g)
Intended Tax Treatment	5.10(a)
Investor Agreements	2.21(b)
Liability	2.9
Lock-Up Agreement	Recitals
Member Notice	5.2(b)
Merger	Recitals
Merger Consideration	1.5(a)(i)
Merger Sub	Preamble
NYSE Listing Application	5.9
Parent	Preamble
Parent Benefit Plan	3.17(a)
Parent Board Adverse Recommendation Change	5.3(b)
Parent Board Recommendation	5.3(b)

Parent Designees	5.14
Parent Disclosure Schedule	3
Parent Financial Advisor	3.23
Parent IP Agreements	3.10
Parent Material Contract	3.13(b)
Parent Net Cash Response Date	5.17(b)
Parent Notice Period	5.3(c)
Parent Permits	3.14(b)
Parent Products	3.14(d)
Parent Real Estate Leases	3.11
Parent Regulatory Permits	3.14(d)
Parent SEC Documents	3.7(a)
Parent Stock Plans	3.6(c)
Parent Stockholder Matters	5.3(a)
Parent Stockholder Support Agreement	Recitals
Parent Stockholders’ Meeting	5.3(a)
Parent Termination Fee	9.3(e)
Post-Closing Plans	5.5
Pre-Closing Period	4.1(a)
Required Company Member Vote	2.4
Required Parent Stockholder Vote	3.4
Surviving Entity	1.1

EXHIBIT B-1

PARENT STOCKHOLDER SUPPORT AGREEMENT

EXHIBIT B-2

COMPANY MEMBER SUPPORT AGREEMENT

EXHIBIT C

ALLOCATION OF PARENT SECURITIES TO BE ISSUED IN THE MERGER

EXHIBIT D

STOCK REGISTRATION FORM

EXHIBIT E

FORM OF PARENT’S 2020 STOCK INCENTIVE PLAN

Attached

EXHIBIT F

ADJUSTMENT TO PARENT INITIAL PERCENTAGE

attached

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